Exhibit 99.2

Franco-Nevada

MIC

STATES
.9995
PLATINUM
1 oz.

9999
FINE GOLD

Notice and Management Information Circular for the Annual and Special Meeting of Shareholders

to be held on May 8, 2012

FRANCO-NEVADA CORPORATION

FRANCO-NEVADA CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

May 8, 2012

The Annual and Special Meeting (the “Meeting”) of the shareholders of Franco-Nevada Corporation (the “Corporation”) will be held at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Ontario M5X 1J2 on Tuesday, May 8, 2012, at 4:30 p.m. (Toronto time) for the following purposes:

(a)          to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2011, together with the auditors’ report thereon;

(b)         to elect the directors of the Corporation;

(c)          to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

(d)         to consider and, if thought appropriate, pass, with or without variation, an advisory resolution on the Corporation’s approach to executive compensation; and

(e)          to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular dated March 23, 2012 provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Registered shareholders who are unable to be present at the Meeting in person, may vote their shares by proxy. Instructions on how to complete and return the proxy are provided with the form of proxy. To be valid, proxies must be deposited with Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, no later than 5:00 p.m. (Toronto time) on May 4, 2012 or on the second business day preceding the date of any adjournment of the Meeting.

Non-registered beneficial shareholders should follow the instructions of their intermediaries in order to vote their shares.

BY ORDER OF THE BOARD OF DIRECTORS

“Jacqueline A. Jones”
Dated at Toronto, the 23rd day of March, 2012.	Chief Legal Officer & Corporate Secretary

MANAGEMENT INFORMATION CIRCULAR

Dated March 23, 2012

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (this “Circular”) is furnished in connection with the solicitation by the management of Franco-Nevada Corporation (the “Corporation”) of proxies to be used at the annual and special meeting (the “Meeting”) of shareholders of the Corporation to be held at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Ontario M5X 1J2 on Tuesday, May 8, 2012, at 4:30 p.m. (Toronto time), and at all adjournments thereof, for the purposes set forth in the notice of the Meeting that accompanies this Circular (the “Notice of Meeting”).  It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers or employees of the Corporation.  Such persons will not receive any extra compensation for such activities.  The Corporation may also retain, and pay a fee to, one or more proxy solicitation firms to solicit proxies from the shareholders of the Corporation in favour of the matters set forth in the Notice of Meeting.  The Corporation may pay brokers or other persons holding common shares of the Corporation in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and the Circular to beneficial owners of common shares and obtaining proxies therefor.  The total cost of the solicitation will be borne directly by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers or directors of the Corporation.  A shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) other than the persons specified in such form of proxy to attend and act on behalf of such shareholder at the Meeting.  Such right may be exercised by striking out the names of the persons specified in the form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the manner set forth in the form of proxy.

A shareholder who has given a proxy may revoke it:

(i)                                     by depositing an instrument in writing, including another completed form of proxy, executed by such shareholder or shareholder’s attorney authorized in writing either:

(A)                              at the registered office of the Corporation at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof; or

(B)                                with the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof;

(ii)                                  or in any other manner permitted by law.

Exercise of Discretion

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions contained therein.  If the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.  In the absence of such specifications, such shares will be voted FOR each of the matters referred to herein.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting.  At the date of the Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.  However, if any other matters that are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxy.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many holders of common shares, as a substantial number of shareholders do not hold common shares in their own name.  Shareholders who do not hold their common shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of common shares can be recognized and acted upon at the Meeting.  If common shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those common shares will not be registered in the shareholder’s name on the records of the Corporation.  Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  More particularly, a person is a Beneficial Shareholder in respect of common shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary that the Beneficial Shareholder deals with in respect of the common shares (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”) or the Depository Trust Company (“DTC”)), of which the intermediary is a participant.  The vast majority of such shares are registered under the name of CDS or DTC, which act as nominee for many brokerage firms.  Common shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholder.  Without specific voting instructions, brokers and their nominees are prohibited from voting common shares held for Beneficial Shareholders.  Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person or that the common shares are duly registered in their name.

Applicable securities regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.

The majority of brokers now delegate responsibility for obtaining voting instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions (“Broadridge”). Broadridge typically supplies a special sticker to be attached to the proxy forms and asks Beneficial Shareholders to return the completed proxy forms to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving such a proxy from Broadridge cannot use that proxy to vote common shares directly at the Meeting. The proxy must be returned to Broadridge well in advance of the Meeting in order to instruct Broadridge how to vote the common shares.

In addition, the Corporation has decided to take advantage of certain provisions of applicable securities regulatory requirements that permit it to deliver meeting materials directly to non-objecting beneficial owners. These materials are being sent to both registered and non-registered owners of common shares.  If you are a Beneficial Shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.  By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  As a result, you can expect to receive a scannable voting instruction form (“VIF”) from our transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”).  These VIFs are to be completed and returned to the Transfer Agent in the envelope provided.  In addition, the Transfer Agent provides both telephone voting and Internet voting as described on the VIF.  The Transfer Agent will tabulate the results of the VIFs received and will provide appropriate instructions at the Meeting with respect to the common shares represented by the VIFs they receive.

Record Date

The directors have fixed March 20, 2012 as the record date for the determination of shareholders entitled to receive notice of the Meeting.  Only shareholders of record on such record date are entitled to vote at the Meeting.

Voting Securities and Principal Holders Thereof

As at March 20, 2012, there were 143,926,915 common shares of the Corporation issued and outstanding.  Each common share has the right to one vote on each matter at the Meeting.

To the knowledge of the directors and officers of the Corporation, the following persons or companies beneficially own, or exercise control or direction over, directly or indirectly, 10% or more of the issued and outstanding common shares of the Corporation:

Name	Number of Common Shares Beneficially Owned or Controlled or Directed		Percentage of Outstanding Common Shares
Fidelity Management & Research Company, Pyramis Global Advisors, LLC, Pyramis Global Advisors Trust Company and FIL Limited (collectively, “Fidelity”)	17,230,555	(1)	11.97%
BlackRock, Inc. (on behalf of its investment advisory subsidiaries)	14,448,976	(2)	10.04%

Notes

(1)                                  According to a Schedule 13G filed on EDGAR on February 13, 2012.

(2)                                  According to a Schedule 13G filed on EDGAR on January 6, 2012.

Interests of Certain Persons or Companies in Matters to be Acted Upon

Except as otherwise disclosed below, management of the Corporation is not aware of a material interest, direct or indirect, by way of beneficial ownership of common shares or otherwise, of any director or officer of the Corporation at any time since the beginning of the Corporation’s last financial year, of any proposed nominee for election as a director of the Corporation, or of any associate or affiliate of any such person, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

BUSINESS OF THE MEETING

Election of Directors

At the Meeting, it is proposed that the seven directors whose names are set out below be elected to the board of directors of the Corporation (the “Board”).  Each nominee for election as a director is currently a director of the Corporation. Each director’s term of office will expire at the next annual meeting of shareholders of the Corporation or when his successor is duly elected or appointed, unless his term ends earlier in accordance with the articles or by-laws of the Corporation, he resigns from office or he becomes disqualified to act as a director of the Corporation.

Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be withheld from voting in the election of directors, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees whose names are set forth below.

In 2009, the Board adopted a policy on majority voting. This policy was updated by the Board in March 2012 to reflect the Canadian Coalition for Good Governance’s update of its recommended form of policy in 2011. If, with respect to any particular nominee, the number of common shares withheld from voting exceeds the number of common shares voted in favour of the nominee, then for purposes of the policy the nominee shall be considered not to have received the support of the shareholders, even though duly elected as a matter of corporate law. A person elected as a director who is considered under this test not to have the confidence of the shareholders is expected forthwith to submit to the Board his or her resignation, to take effect upon acceptance by the Board. The Board will refer the resignation to the Compensation and Corporate Governance Committee (the “CCGC”) for consideration. The Board will promptly accept the resignation unless the CCGC determines that there are extraordinary circumstances relating to the composition of the Board or the voting results that should delay the acceptance of the resignation or justify rejecting it. In any event, it is expected that the resignation will be accepted (or in rare cases rejected) and the Board will announce its decision in a press release within 90 days of the meeting, including reasons for rejecting the resignation, if applicable. This policy does not apply where an election involves a proxy battle.

The following table sets forth for each of the persons proposed to be nominated for election as directors their name, age, city, province/state and country of residence; their principal occupations or employment; a brief biographical description; the date on which they became directors of the Corporation; their independence; their memberships with the Audit and Risk Committee (“ARC”) or CCGC, as applicable; their attendance at Board meetings; their attendance at ARC and CCGC meetings, as applicable; the number of common shares of the Corporation beneficially owned or over which control or direction is exercised, directly or indirectly; the number of stock options held; the number of deferred share units (“DSUs”) or restricted share units (“RSUs”) held; the “at-risk” values thereof; and current other board and committee memberships, all as at March 20, 2012.

For additional information regarding compensation, options and minimum ownership requirements, as well as interlocks, please see “Statement of Executive Compensation — Compensation of Directors” and “Statement of Corporate Governance Practices — Other Directorships”, respectively.

Pierre Lassonde, Toronto, Ontario, Canada

Director Since: November 12, 2007
Age: 64

Pierre Lassonde is Chairman of the Board. Mr. Lassonde formerly served as President of Newmont Mining Corporation (“Newmont”) from 2002 to 2006 and resigned as a director and Vice-Chairman of Newmont effective November 30, 2007. Previously, Mr. Lassonde served as a director and President (1982 to 2002) and Co-Chief Executive Officer (1999 to 2002) of Franco-Nevada Mining Corporation Limited (“Old Franco-Nevada”). Mr. Lassonde also served as President and Chief Executive Officer of Euro-Nevada Mining Corporation Limited from 1985 to 1999, prior to its amalgamation with Old Franco-Nevada. Mr. Lassonde served as a director of Normandy Mining Limited from 2001 to 2002. Mr. Lassonde is past Chairman and a director of the World Gold Council, Chairman of the Quebec National Art Museum and a director of New Gold Inc. and Enghouse Systems Limited. Mr. Lassonde received his Chartered Financial Analyst designation from the University of Virginia in 1984, a P. Eng (Association of Professional Engineers of Ontario) in 1976, a Master of Business Administration from the University of Utah in 1973, a B.Sc. (Electrical Engineering) from Ecole Polytechnique in 1971 and a B.A. from Seminaire de St. Hyacinthe/Université de Montréal in 1967.

Skills:  Mining, Accounting and Finance, Risk Management, HR and Compensation, Corporate Governance, Public Company Boards and Public Company Management

Securities Held

Common Shares(1)	DSUs(2)	At-Risk Value of Common Shares and DSUs(3)		Options(4)	At-Risk Value of Common Shares, DSUs and Options(5)
3,044,247	4,091	C$	125,195,242	175,000	C$	129,722,492

Board and Committee Positions/Membership and Attendance

Independent Member of the Board (Chair)	Board Meetings Attended 2011: 8 of 8 - 100%

Current Other Board Memberships	Current Other Committee Memberships

Enghouse Systems Limited; New Gold Inc.	Compensation (Chair) Compensation

David Harquail, Toronto, Ontario, Canada

Director Since: November 13, 2007
Age: 55

David Harquail is President and Chief Executive Officer of the Corporation and is a director of the Corporation. Mr. Harquail served as Executive Vice President of Newmont (2006 to 2007) and previously served as President and Managing Director of Newmont Capital, the merchant banking division of Newmont (2002 to 2006). Prior to the acquisition by Newmont of Old Franco-Nevada in 2002, Mr. Harquail was with Old Franco-Nevada for a period of 15 years with the final position of Senior Vice President responsible for the metals royalty division and corporate development. Mr. Harquail has also held roles as President and Chief Executive Officer of Redstone Resources Inc., as a director of Inco Limited, Echo Bay Mines Limited, Kinross Gold Corporation and the Prospectors and Developers Association of Canada and as a task force advisor to the Toronto Stock Exchange. Mr. Harquail holds a B.A.Sc. in Geological Engineering from the University of Toronto, a Master’s degree in Business Administration from McGill University and is a registered Professional Engineer in Ontario.

Skills: Mining, Accounting and Finance, Risk Management, HR and Compensation, Corporate Governance, Public Company Boards and Public Company Management

Securities Held

Common Shares(1)	RSUs(2)		At-Risk Value of Common Shares and RSUs(3)		Options(4)	At-Risk Value of Common Shares, RSUs and Options(5)
1,226,060	30,737	(6)	C$	51,616,653	500,000	C$	64,551,653

Board and Committee Positions/Membership and Attendance

Non-Independent Member of the Board (President & CEO)	Board Meetings Attended 2011: 8 of 8 - 100%

Current Other Board Memberships	Current Other Committee Memberships

None	None

Derek W. Evans, Calgary, Alberta, Canada

Director Since: August 8, 2008
Age: 55

Derek Evans is currently the President and Chief Executive Officer of Pengrowth Energy Corporation, as well as a director of the Corporation. From May to September 2009, Mr. Evans was President and Chief Operating Officer of Pengrowth Energy Trust. Mr. Evans served as President and Chief Executive Officer of Focus Energy Trust from May 2002 until March 2008. Mr. Evans has over 25 years of experience in the oil and gas business in Western Canada and has spent the majority of his career with Renaissance Energy Limited in senior management. Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in Alberta. Mr. Evans is also a member of the Institute of Corporate Directors.

Skills: Oil & Gas, Accounting and Finance, Risk Management, HR and Compensation, Corporate Governance, Public Company Boards and Public Company Management

Securities Held

Common Shares(1)	DSUs(2)	At-Risk Value of Common Shares and DSUs(3)		Options(4)	At-Risk Value of Common Shares, DSUs and Options(5)
4,000	4,088	C$	332,174	75,000	C$	1,994,174

Board and Committee Positions/Membership and Attendance

Independent Member of the Board Committee Membership: ARC	Board Meetings Attended 2011: 8 of 8 - 100% ARC Meetings Attended 2011: 6 of 6 - 100%

Current Other Board Memberships	Current Other Committee Memberships

Pengrowth Energy Corporation	None

Graham Farquharson, Toronto, Ontario, Canada

Director Since: November 12, 2007
Age: 71

Graham Farquharson has been the President of Strathcona Mineral Services Limited since 1974 and is a director of the Corporation as well as a director of St Andrew Goldfields Ltd. Mr. Farquharson previously served on the boards of Placer Dome Inc., Cambior Inc. and several other mining companies. In addition, Mr. Farquharson is the Chairman of the Canadian Mineral Industry Education Foundation and a director of the Physicians Services Incorporated Foundation. Mr. Farquharson holds a Bachelor of Science degree in Mining Engineering from the University of Alberta, a Master’s degree in Business Administration from Queen’s University and is a registered Professional Engineer in Ontario. Mr. Farquharson was recently inducted into the Canadian Mining Hall of Fame.

Skills: Mining, Accounting and Finance, Risk Management, HR and Compensation, Corporate Governance, Public Company Boards and Public Company Management

Securities Held

Common Shares(1)		DSUs(2)	At-Risk Value of Common Shares and DSUs(3)		Options(4)	At-Risk Value of Common Shares, DSUs and Options(5)
76,630	(7)	4,336	C$	3,325,274	75,000	C$	5,265,524

Board and Committee Positions/Membership and Attendance

Independent Member of the Board Committee Membership: CCGC	Board Meetings Attended 2011: 7 of 8 - 87.5% CCGC Meetings Attended 2011: 5 of 5 - 100%

Current Other Board Memberships	Current Other Committee Memberships

St Andrew Goldfields Ltd.	Compensation and Human Resources (Chair); Environmental, Health and Safety and Technical

Louis Gignac, Brossard, Québec, Canada

Director Since: November 12, 2007
Age: 61

Louis Gignac is currently President of G Mining Services Inc., a private consultancy, and is a director of the Corporation. Mr. Gignac previously served as President, Chief Executive Officer and a director of Cambior Inc. from its creation in 1986 until its acquisition by IAMGOLD Corporation in 2006. Mr. Gignac previously held management positions with Falconbridge Copper Company and Exxon Minerals Company. Mr. Gignac also served as a professor in mining engineering at Laval University from 1979 to 1981. Mr. Gignac currently serves as a director of Domtar Corporation and St Andrew Goldfields Ltd., and is a member of the Ordre des ingénieurs du Québec. Mr. Gignac holds a Doctorate of Engineering in Mining Engineering from the University of Missouri Rolla, a Master’s degree in Mineral Engineering from the University of Minnesota, and a Bachelor of Science degree in Mining Engineering from Laval University.

Skills: Mining, Accounting and Finance, Risk Management, HR and Compensation, Corporate Governance, Public Company Boards and Public Company Management

Securities Held

Common Shares(1)	DSUs(2)	At-Risk Value of Common Shares and DSUs(3)		Options(4)	At-Risk Value of Common Shares, DSUs and Options(5)
75,000	2,874	C$	3,198,285	75,000	C$	5,138,535

Board and Committee Positions/Membership and Attendance

Independent Member of the Board Committee Membership: ARC	Board Meetings Attended 2011: 8 of 8 - 100% ARC Meetings Attended 2011: 5 of 6 - 83.3%

Current Other Board Memberships	Current Other Committee Memberships

Domtar Corporation St Andrew Goldfields Ltd.	Audit; Environmental, Health and Safety Audit; Compensation and Human Resources; Governance and Nominating

Randall Oliphant, Toronto, Ontario, Canada

Director Since: November 12, 2007
Age: 52

Randall Oliphant is the Executive Chairman of New Gold Inc. and is a director of the Corporation and Chairman of Silver Bear Resources Inc. Mr. Oliphant is a member of the advisory board for Metalmark Capital LLC (formerly Morgan Stanley Capital Partners), is a director of WesternZagros Resources Ltd. and also serves on the boards and advisory boards of a number of companies and not-for-profit organizations. Mr. Oliphant held positions with Barrick Gold Corporation from 1987 to 2003 and served as Barrick’s President and Chief Executive Officer from 1999 to 2003. Mr. Oliphant received his Bachelor of Commerce degree in 1984 from the University of Toronto and his Chartered Accountant designation in 1986.

Skills: Mining, Oil & Gas, Accounting and Finance, Risk Management, HR and Compensation, Corporate Governance, Public Company Boards and Public Company Management

Securities Held

Common Shares(1)	DSUs(2)	At-Risk Value of Common Shares and DSUs(3)		Options(4)	At-Risk Value of Common Shares, DSUs and Options(5)
75,000	Nil	C$	3,080,250	75,000	C$	5,020,500

Board and Committee Positions/Membership and Attendance

Independent Member of the Board Committee Membership: ARC (Chair)	Board Meetings Attended 2011: 7 of 8 - 87.5% ARC Meetings Attended 2011: 6 of 6 - 100%

Current Other Board Memberships	Current Other Committee Memberships

Silver Bear Resources Inc. New Gold Inc. WesternZagros Resources Ltd.	None None Audit; Governance

Hon. David R. Peterson, Toronto, Ontario, Canada

Director Since: November 12, 2007
Age: 68

David Peterson is Chairman of the law firm Cassels Brock & Blackwell LLP, and is a director of the Corporation. Prior to that he was the Premier of the Province of Ontario from 1985 to 1990. He was the founding chairman of the Toronto Raptors of the National Basketball Association and was chairman of the successful Toronto Bid for the 2015 Pan Am Games. Mr. Peterson currently serves as a director of a number of companies, including Rogers Communications Inc., Shoppers Drug Mart Corporation, Industrielle-Alliance Insurance and Financial Services Inc., South East Group Limited, MBAC Fertilizer Corp. and Versapay Corporation. Mr. Peterson is Chancellor of the University of Toronto and a director of St. Michael’s Hospital. Mr. Peterson holds an LL.B. from the University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980 and summoned by Her Majesty to the Privy Council in 1992.

Skills: Legal, Risk Management, HR and Compensation, Corporate Governance, Public Company Boards and Public Company Management

Securities Held

Common Shares(1)	DSUs(2)	At-Risk Value of Common Shares and DSUs(3)		Options(4)	At-Risk Value of Common Shares, DSUs and Options(5)
65,000	5,093	C$	2,878,720	75,000	C$	4,818,970

Board and Committee Positions/Membership and Attendance

Independent Member of the Board Committee Membership: CCGC (Chair)	Board Meetings Attended 2011: 8 of 8 - 100% CCGC Meetings Attended 2011: 5 of 5 - 100%

Current Other Board Memberships	Current Other Committee Memberships

Rogers Communications Inc. Shoppers Drug Mart Corporation Industrielle-Alliance Insurance and Financial Services Inc. South East Group Limited MBAC Fertilizer Corp. Versapay Corporation	Pension Audit Ethics None Corporate Governance and Nominating (Chair) Compensation

Notes

(1)                                  The information as to the number of common shares of the Corporation and any of its subsidiaries beneficially owned, or over which control or direction is exercised, directly or indirectly, by each proposed director, including those which are not registered in the name of such director and not being within the knowledge of the Corporation, has been furnished by the respective director.

(2)                                  Non-employee directors are eligible to participate in the Corporation’s deferred share unit plan to receive DSUs. The President & CEO, as an employee director is eligible to participate in the Corporation’s share compensation plan to receive RSUs. For additional information regarding these plans, please see “Statement of Executive Compensation”.  Fractional DSUs have been rounded.

(3)                                  Calculated as of March 20, 2012 using the closing price of the common shares on the TSX of C$41.07 per share.

(4)                                  For additional information regarding options held by directors, please see “Statement of Executive Compensation — Compensation of Directors”.

(5)                                  Calculated as of March 20, 2012 using the closing price of the common shares on the TSX of C$41.07 per share less the applicable exercise price for options.

(6)                                  Comprised of 21,321 performance-based RSUs and 9,416 time-based RSUs. See “Statement of Executive Compensation.”

(7)                                  Mr. Farquharson also holds 2,500 warrants of Franco-Nevada GLW Holdings Corp. which each entitle him upon exercise to either 0.1556 of a common share of the Corporation or C$5.20 per warrant.

Securities laws require the Corporation to disclose whether a proposed director has: (i) been a director or an executive officer of a company that has been subject to a cease trade or other order or become bankrupt; (ii) been bankrupt; (iii) been subject to any penalties or sanctions relating to securities legislation or entered into a settlement agreement with a securities regulatory authority; and (iv) been subject to any other penalties or sanctions that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director. To the Corporation’s knowledge (based on information furnished by the proposed directors), no disclosure is required in respect of the proposed directors.

Appointment of Auditors

The auditors of the Corporation are PricewaterhouseCoopers LLP, who were first appointed as auditors of the Corporation on November 29, 2007. Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be withheld from voting in the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP, as auditors of the Corporation to hold office until the next annual meeting of shareholders, and to authorize the directors to fix the remuneration of the auditors.

Fees

For the periods ended December 31, 2011 and 2010, PricewaterhouseCoopers LLP billed fees from the Corporation as detailed below:

	December 31, 2011		December 31, 2010
Audit Fees	C$	391,991	C$	290,100
Audit-Related Fees	C$	557,365	C$	47,366
Tax Fees	C$	7,090	Nil
Other Fees	C$	9,950	Nil
Total Fees	C$	966,396	C$	337,466

For the years ended December 31, 2011 and 2010, “Audit Fees” noted above included C$138,000 and C$Nil, respectively, for services relating to IFRS.

For the years ended December 31, 2011 and 2010, “Audit-Related Fees” noted above included C$55,000 and C$Nil, respectively, for services relating to US GAAP reconciliation, C$105,000 and C$Nil, respectively, for services relating to the U.S. listing, C$237,000 and C$Nil, respectively, for services relating to the Corporation’s equity offering and C$160,365 and C$47,366, respectively, for the accounting treatment of certain transactions completed by the Corporation.

For the years ended December 31, 2011 and 2010, “Tax Fees” noted above included C$7,090 and C$Nil, respectively, for tax advice.

For the years ended December 31, 2011 and 2010, “Other Fees” noted above included C$9,945 and C$Nil, respectively, for payroll processing advice and CPAB fees.

Policies and Procedures Regarding Services Provided by External Auditors

The Board, upon the recommendation of the Audit and Risk Committee (the “ARC”), has adopted policies and procedures regarding services provided by external auditors (collectively, the “Auditor Independence Policy”). Under the Auditor Independence Policy, specific proposals for audit services and permitted non-audit services must be pre-approved by the ARC. The ARC may delegate to any one or more of its members pre-approval authority (other than pre-approval of the annual audit service engagement). Any approvals granted under this delegated authority must be presented to the ARC at its next meeting. The Auditor Independence Policy also provides that the ARC may pre-approve services (other than the annual audit service engagement) without the requirement for a specific proposal where the scope and parameters of such services and their attendant fees are clearly defined. The ARC must be informed in writing at its next scheduled meeting of any engagement of the external auditor to provide services in such circumstances. The Auditor Independence Policy deems de minimus non-audit services to have been pre-approved by the ARC in limited circumstances and subject to certain conditions being met.

The Auditor Independence Policy prohibits the external auditors from providing any of the following types of non-audit services: (a) bookkeeping or other services related to the accounting records or financial statements; (b) financial information systems design and implementation; (c) appraisal or valuation services, fairness opinions, or contribution-in-kind reports; (d) actuarial services; (e) internal audit outsourcing services; (f) management functions or human resources services; (g) corporate finance or other services; (h) broker-dealer, investment advisor or investment banking services; (i) legal services; and (j) any other service that under applicable law and generally accepted auditing standards cannot be provided by an external auditor.

The Auditor Independence Policy provides that the external auditor should not be precluded from providing tax or advisory services that do not fall within any of the categories described above, unless the provision of those services would reasonably be expected to compromise the independence of the external auditor.

“Say-on-Pay” Advisory Resolution

In early 2010, the CCGC reviewed the guidelines of various governance ratings agencies with respect to “say-on-pay”, in particular, the Canadian Coalition for Good Governance’s Model Shareholder Engagement and “Say on Pay” Policy for Boards of Directors. The CCGC recommended to the Board that shareholders have the opportunity to, on an advisory basis, vote in respect of the Corporation’s approach to executive compensation. Shareholders of the Corporation are being given the opportunity to vote on an advisory basis “for” or “against” the Corporation’s approach to executive compensation through the following resolution (the “Say-on-Pay Advisory Resolution”):

BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the board of directors of the Corporation, the shareholders accept the approach to executive compensation as disclosed in the Corporation’s management information circular dated March 23, 2012.

The Board recommends to shareholders of the Corporation that they vote FOR the Say-on-Pay Advisory Resolution. Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be voted against the Say-on-Pay Advisory Resolution, the persons named in the enclosed form of proxy intend to vote FOR the Say-on-Pay Advisory Resolution. Since the vote is advisory, it will not be binding on the Board or the CCGC. However, the Board and, in particular, the CCGC, will consider the outcome of the vote as part of its ongoing review of executive compensation. For information on the Corporation’s approach to executive compensation, see “Statement of Executive Compensation”.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

Background

The Corporation was incorporated on October 17, 2007 and its initial public offering (“IPO”) closed on December 20, 2007. The Corporation was formed to acquire an established portfolio of mining and oil & gas royalties and other interests. Since the IPO, the Corporation has grown to become the leading gold royalty and stream company (by both gold revenues and number of gold assets) with additional interests in platinum group metals, oil & gas and other resource assets. The Corporation’s strategic objectives are to manage and grow a diversified portfolio in the resource sector that delivers attractive returns over the full commodity cycle. These strategic objectives focus on per share net asset value growth and exposure to exploration optionality. In order to ensure that the interests of the directors and members of management would be aligned with shareholders, at the time of the IPO, certain members of management and the directors subscribed for an aggregate of 3,000,000 common shares of the Corporation.

Compensation Governance

Composition of the Compensation and Corporate Governance Committee

The Corporation has a compensation and corporate governance committee (the “CCGC”), composed of two directors, Messrs. Peterson (Chair) and Farquharson, each of whom is considered “independent” within the meaning of section 1.4 of National Instrument 52-110 — Audit Committees.  Pursuant to the CCGC’s charter, a copy of which is available on the Corporation’s website at www.franco-nevada.com, members are required to be “independent”. The CCGC’s charter was amended in March 2012 to also require that no more than one-third of the members of the CCGC can be current CEOs of publicly traded corporations and that the CCGC will have an in camera session at every meeting. These amendments were made to reflect the Canadian Coalition for Good Governance’s recommendations relating to best practices for compensation committees.

Experience and Skills of the Compensation and Corporate Governance Committee

Messrs. Peterson and Farquharson both have direct experience that is relevant to their responsibilities in executive compensation, as they have each served on the compensation committees of other Canadian publicly traded corporations and provided leadership in business, legal and/or government organizations in their current and/or past roles. In these roles, they have participated in compensation planning sessions, made compensation decisions and participated in compensation discussions with external consultants. Messrs. Peterson and Farquharson have both been members of the CCGC since the Corporation’s IPO.

Skills and experience that enable the CCGC to make decisions on the suitability of the Corporation’s compensation policies and practices include:

Mr. Peterson:	• Member, Compensation Committee, VersaPay Corporation • Chairman of Cassels Brock & Blackwell LLP and Chair of its Executive Committee
Mr. Farquharson:

• Chair, Compensation and Human Resources Committee, St Andrew Goldfields Ltd.

• Previous Chair, Corporate Governance and Human Resources Committee, Cambior Inc.

• Previous Chair, Human Resources and Compensation Committee, Placer Dome Inc.

Responsibilities of the Compensation and Corporate Governance Committee

The CCGC was established by the Board to assist the Board in fulfilling its responsibilities relating to compensation matters, including the evaluation and approval of the Corporation’s compensation plans, policies and programs. It is the CCGC’s responsibility to ensure that the Corporation develops and maintains a compensation program for its executive officers that will be fair and competitive, consistent with the best interests of the Corporation. The CCGC is also responsible for ensuring compliance of the compensation policies and practices of the Corporation with its enterprise risk management goals.

The CCGC is responsible for reviewing the position description and performance goals and objectives relevant to the compensation of the Chief Executive Officer (the “CEO”) and for evaluating the CEO’s performance in light of those goals and objectives. The CCGC recommends to the Board the CEO’s compensation based on such evaluation. The CCGC is also responsible for making recommendations to the Board with respect to the compensation of all executive officers, including incentive compensation plans, equity-based plans (which the CCGC administers), the terms of any employment agreement, severance and change of control arrangements and any special or supplemental benefits. The CEO provides the CCGC with recommendations for compensation of other executive officers, supported by relevant factual data and an assessment of appropriate compensation. The CCGC is also responsible for making recommendations concerning the remuneration of directors.

Compensation Consultants

The CCGC has the authority to retain and receive advice from compensation consultants to carry out its duties, but to date has not determined it necessary to do so. Specifically, during the financial years ended December 31, 2011 and 2010, no compensation consultants or advisors were retained to assist in determining compensation for any of the Corporation’s directors and officers, although the directors did continue to obtain guidance from experienced third parties on various compensation-related matters.

Compensation Philosophy and Objectives

The Corporation’s strategic objectives drive its compensation philosophy such that executive officers will expect a significant portion of their income to be derived from the long-term growth of the Corporation’s share price. The Corporation has been increasing the emphasis placed on share ownership supported by RSUs. The Corporation does not provide for pension plans or other benefits not generally available to all employees.

The Corporation’s overall compensation philosophy is that compensation should be sufficiently competitive to attract and retain talented employees, but that compensation should ultimately focus on the interests of employees at all levels of the Corporation being aligned with the interests of the Corporation’s shareholders. The Corporation is of the view that individual employee compensation should be linked to the performance of both the Corporation and each individual employee.

The specific objectives of the Corporation’s compensation program for executive officers are as follows:

•                  to attract and retain talented executive officers;

•                  to align the interests of executive officers with those of the Corporation’s shareholders; and

•                  to link individual executive compensation to the performance of both the Corporation and the performance of each individual executive officer.

The Corporation’s compensation program is designed to reward executive officers for:

•                  superior corporate performance relative to pre-set internal objectives;

•                  superior corporate performance relative to an external performance index (see “Benchmarking”); and

•                  exceptional levels of individual performance consistent with, and contributing to the achievement of, the Corporation’s strategic objectives.

Benchmarking

In the past, the Corporation has generally considered compensation programs in relevant sectors of the mining and oil and gas industries, but, other than in respect of performance-based RSUs, has not specifically engaged in benchmarking. As one of five components of the vesting criteria for the performance-based RSUs awarded in November 2009 and December 2010 and 2011, which will vest in November 2012 and December 2013 and 2014, respectively, assuming the vesting criteria are met on the measurement date, the Corporation will measure its share price performance against an internally-developed performance index based on external indices. For further information, see “Elements of Compensation — Long-Term Incentives — Share Compensation Plan — Restricted Share Units — Vesting” below.

Risk Management

The Board is responsible for strategic aspects relating to risk management and the enforcement of an appropriate risk culture throughout the organization. The Board fulfils these responsibilities through the ARC generally and through the CCGC in relation to compensation aspects. The Board is ultimately responsible for considering the implications of risks associated with the Corporation’s compensation policies and practices, if any. Through the ARC and outside advisors, the Board is advised of potential risks, including those relating to human capital, such as recruitment/retention, redundancy, workload/resources, HR support and succession. Through the CCGC, the Board is involved in the design of compensation policies to meet the specific compensation objectives discussed above and considers the risks relating to such policies, if any. In particular, the Corporation’s long-term incentive compensation has been designed to address its retention objectives. The CCGC is ultimately responsible for ensuring compliance of the compensation policies and practices of the Corporation with its enterprise risk management goals. The CCGC reviews actual compensation awards against both historical and budgeted amounts and considers the risks relating to its policies and practices, if any. The Corporation’s enterprise risk management environment is further described under “Statement of Corporate Governance Practices — Ethical Business Conduct — Risk Management”. To date, the Board and CCGC have not identified any risks arising from the Corporation’s compensation policies and practices that would be reasonably likely to have a material adverse effect on the Corporation.

Elements of Compensation

The Corporation currently provides a compensation program for executive officers comprised of base salary, annual incentives in the form of cash bonuses and time-based RSUs and long-term incentives in the form of performance-based RSUs. Stock options have not been part of the annual incentive compensation program but instead have been used as an incentive when hiring a new employee or in the context of a promotion, transfer or increase in the scope of responsibilities for an existing employee. However, the CCGC may use its discretion to grant stock options for future compensation awards. The Board also has the ability to make further discretionary awards when considered appropriate.

The Corporation also provides basic perquisites and benefits to its executive officers on the same basis that they are generally available to all employees. The majority of executive officers of the Corporation have termination and change of control provisions in their employment agreements. The Corporation does not provide a defined benefit pension plan or a defined contribution pension plan for any of its executive officers, nor does it have a deferred compensation plan for any of its executive officers.

Base Salary

Base salary is a fixed element of compensation for each executive officer for performing his or her position’s specific responsibilities and is typically determined with general reference to, among other things, base salary compensation at industry peers. Base salary is intended to fit into the Corporation’s overall compensation objectives by serving to attract and retain talented executive officers. Notwithstanding this objective the Corporation has been placing a greater relative emphasis on long-term incentives. In 2009, base salary comprised approximately 50% of an executive officer’s annual compensation, excluding long-term incentives and discretionary awards. In 2010, base salary comprised approximately 57% of an executive officer’s annual compensation, excluding long-term incentives and discretionary awards. In 2011, base salary comprised approximately 50% of an executive officer’s annual compensation, excluding long-term incentives and discretionary awards. For future years, the CCGC has determined that base salary will continue to be intended to comprise approximately 50% of an executive officer’s annual compensation (other than for the CEO whose base salary will be intended to comprise approximately 40% of his annual compensation), excluding long-term incentives and discretionary awards. The change for the CEO reflects a review by the CCGC of CEO base salary versus annual incentive compensation.

The CCGC has considered, and will consider, the following factors in setting base salaries:

•                  the level of responsibility related to each executive officer’s position;

•                  the base salaries paid to equivalent executive officers at industry peers generally;

•                  the experience of the executive officer; and

•                  the executive officer’s overall performance versus established goals and objectives.

For 2009, the CCGC implemented base salary changes for the Corporation’s executive officers in the range of a decrease of 3.7% up to a 15% increase (in local currency terms). The CEO received the same base salary (in Canadian dollar terms) for 2009 as in 2008. In setting base salaries for executive officers for 2009, the CCGC took into consideration the factors listed above, as well as the standardization of percentage bonuses among executive officers and the availability of RSU awards in the future.

For 2010, the CCGC implemented base salary changes for the Corporation’s executive officers in the range of no increase to a 6.6% increase (in local currency terms). The CEO received an increase of 6.6% (in Canadian dollar terms) in base salary for 2010 as compared to 2009. In setting base salaries for executive officers for 2010, the CCGC took into consideration the factors listed above.

For 2011, the CCGC implemented base salary changes for the Corporation’s executive officers in the range of no increase to a 30.4% increase (in local currency terms). The CEO received an increase of 12.5% (in Canadian dollar terms) in base salary for 2011 as compared to 2010. In setting base salaries for executive officers for 2011, the CCGC took into consideration the factors listed above. In particular, for the executive officer with the 30.4% increase, the CCGC considered the increased progression of such executive officer.

For 2012, the CCGC has implemented base salary changes for the Corporation’s executive officers in the range of a 4% increase to a 20% increase (in local currency terms). The CEO will receive an increase of 11% (in Canadian dollar terms) in base salary for 2012 as compared to 2011. In setting base salaries for executive officers for 2012, the CCGC took into consideration the factors listed above. In addition, the CCGC considered the need to move towards more individualized compensation based on performance.

Annual Incentives

An annual incentive is a short-term variable element of compensation that rewards each executive officer for both corporate and individual performance and is typically determined with reference to pre-set corporate and individual performance objectives. An annual incentive is intended to fit into the Corporation’s overall compensation objectives by directly linking individual executive compensation to the performance of both the Corporation and the individual executive officer and indirectly aligning the interests of executive officers with shareholders. The Corporation currently provides an annual incentive in the form of both a cash bonus and time-based RSUs, the latter of which also enables the Corporation to place a greater relative emphasis on long-term incentives (as time-based RSUs vest over a three-year period) and to improve retention. In 2009, cash bonus and time-based RSUs comprised approximately 50% of an executive officer’s annual compensation, excluding performance-based RSUs and discretionary awards. In 2010, cash bonus and time-based RSUs comprised approximately 43% of an executive officer’s annual compensation, excluding performance-based RSUs and discretionary awards. In 2011, cash bonus and time-based RSUs comprised approximately 50% of an executive officer’s annual compensation, excluding performance-based RSUs and discretionary awards. For future years, the CCGC has determined that cash bonus and time-based RSUs will continue to be intended to comprise approximately 50% of an executive officer’s annual compensation (other than for the CEO whose cash bonus and time-based RSUs will be intended to comprise approximately 60% of his annual compensation), excluding performance-based RSUs and discretionary awards. The change for the CEO reflects a review by the CCGC of CEO base salary versus annual incentive compensation.

Executive officers are eligible for annual incentives of a certain percentage of base salary, which varies according to level of responsibility. As there was no restricted share unit plan available for 2009, annual cash bonuses were targeted at 75% of base salary in 2009. Time-based RSUs at a level of 25% of base salary were also awarded in respect of 2009 in May 2010. For 2010, annual incentives consisted of an award of both a cash bonus and time-based RSUs, and the percentage of annual cash bonuses declined to a target of 50% of base salary in 2010. In 2010, a discretionary award was also approved by the CCGC. See “Discretionary Awards” below. For 2011, annual incentives consisted of an award of both a cash bonus and time-based RSUs, and the percentage of annual cash bonuses remained at a target of 50% of base salary in 2011. In 2011, a discretionary award was also approved by the CCGC. See “Discretionary Awards” below. For 2012, annual incentives are intended to consist of an award of both a cash bonus and time-based RSUs (although the latter also enables the Corporation to place a greater relative emphasis on long-term incentives), and the percentage of annual cash bonuses is intended to remain at a target of 50% of base salary in 2012 (other than for the CEO whose target for the annual cash bonus is increasing to 100% of base salary in 2012). The change for the CEO reflects a review by the CCGC of CEO base salary versus annual incentive compensation.

Annual incentives are awarded up to the targeted amounts or percentages on the basis of the achievement of pre-set corporate and personal objectives for the year. These may include both quantitative and qualitative objectives for both the Corporation and the individual executive officer. For the past two years, the CCGC and Board have set corporate objectives to drive achievement in the areas of growth, performance, margins, governance and succession. These areas have been selected to encourage good decision-making over the business cycle as opposed to focussing on results in any one given year. The CEO also sets personal objectives for the Corporation’s executive officers which are specific to the given year and their personal development. The CCGC and Board retain final discretion to award annual incentive compensation absent attainment of the relevant objectives or to reduce or increase the size of any award or payout. For 2011, the Board and CCGC did not exercise such discretion. See however, “Discretionary Awards”.

Annual Incentives for 2009: For 2009, these corporate and personal objectives included: financial and share price performance, strengthening of the balance sheet, business development achievements, asset management, governance, risk control, personnel development and succession planning. The CCGC concluded that these objectives were met by the Corporation and each of the Corporation’s executive officers and, as a result, the executive officers received actual cash bonuses of 100% of their targeted awards (i.e. 75% of base salary in 2009). See “Summary Compensation Table”.

Annual Incentives for 2010: For 2010, these corporate and personal objectives included: growth from value-added acquisitions, outperforming internal corporate benchmarks, maintaining margins through containing costs, good governance through robust asset management and risk control and ensuring succession planning and technical depth are in place.  The CCGC concluded that these objectives were met by the Corporation and each of the Corporation’s executive officers and, as a result, the executive officers received actual cash bonuses of 100% of their targeted awards (i.e. 50% of base salary in 2010). See “Summary Compensation Table”.

Annual Incentives for 2011: For 2011, these corporate and personal objectives included: growth from value-added acquisitions, outperforming internal corporate benchmarks, maintaining margins through containing costs, good governance through robust asset management and risk control and ensuring succession planning and technical depth are in place.  The following chart outlines the 2011 objectives (which involved both subjective and objective considerations) for each Named Executive Officer (as defined below) and the weighting by importance of each objective to the respective role of each executive officer as follows:

Corporate and Personal Objectives Chart

Weighting for each Named Executive Officer
Objective	Chief Executive Officer	Chief Financial Officer	Chief Legal Officer	Business Development & Operations
Growth	High (20%)	Medium	Medium	High
Performance - including comparative benchmarks and market indices	High (20%)	Medium	Medium	Medium
Margins	High (20%)	High	Low	Medium
Governance	High (20%)	High	High	Low
Succession	High (20%)	Medium	Medium	Medium

2011 Performance of CEO: The CEO’s personal objectives were the same the corporate objectives. As noted in the chart above, for the CEO, each of the objectives was weighted as “high” and was equally weighted (i.e. 20%), subject to the discretion of the CCGC. The CCGC used both subjective and objective measures in considering each of the corporate objectives set out in the chart above and concluded that these corporate objectives were met or exceeded by the Corporation. For growth, the CCGC considered the number, nature and value of closed deals, bids made or pending and initiated transactions. For performance, the CCGC considered increased share price performance, accretion in NAV, increased market capitalization and increased investor relations coverage. For margins, the CCGC considered increases in 2011 earnings and revenues forecasted against budget and 2010 results, and general and administrative expense performance against budget and as a percentage of revenue. For governance, the CCGC considered ratings from external reviewers on financial controls, the results from other external rating agency rankings and surveys, increased internal communications and strategic sessions, and strengthened asset and contract management. For succession, the CCGC considered lack of executive turnover, progress in developing depth in the organization, completion of a full year of transition of the new officers, seasoning of the business development team with multiple transactions, the hiring of new investor relations and tax managers, the successful transition of US functions to Toronto and progression of succession candidates. Based on the foregoing, the CEO received an actual cash bonus of 100% of his targeted award (i.e. 50% of base salary in 2011). In addition, an overall C$1.7 million discretionary award to the senior management team was also approved by the CCGC in recognition of another very successful year, including $1.3 billion in new investments, the NYSE listing and the C$391 million bought-deal financing.  The Board instructed that the CEO was to receive C$500,000 of the discretionary award. See “Discretionary Awards” below. See “Summary Compensation Table”.

2011 Performance of Named Executive Officers (other than the CEO):  Information regarding the CCGC’s assessment on the attainment of corporate objectives is set out above. For personal objectives, the CCGC considered the CEO’s performance reviews of each executive officer against his or her key responsibilities and specific objectives set at the beginning of 2011.  The CCGC concluded that these personal objectives were met or exceeded by each of the Corporation’s executive officers. Based on the foregoing, all of the executive officers received actual cash bonuses of 100% of their targeted awards (i.e. 50% of base salary in 2011). In addition, the executive officers received a portion of the overall discretionary award approved by the CCGC. See “Discretionary Awards” below. See “Summary Compensation Table”.

Annual Incentives for 2012: For 2012, corporate and personal objectives for executive officers (including the CEO) will continue to include those set out in the chart above entitled “Corporate and Personal Objectives Chart”.  The CEO’s objectives will continue to be the same as those for the Corporation. For the CEO, each of the objectives will be weighted as “high” and will be equally weighted (i.e. 20%), subject to the discretion of the CCGC. The CCGC will continue to use both subjective and objective measures for considering each of the corporate objectives set out in the chart above. For growth, the CCGC will consider the number, nature and value of transactions. For performance, the CCGC will consider share price performance, NAV and market capitalization. For margins, the CCGC will consider earnings and revenues against budget and 2011 results and general and administrative expense performance against budget. For governance, the CCGC will consider external rating agency rankings and surveys. For succession, the CCGC will consider progress in developing depth in the organization, the quality of new hires, if any, and assessment of the progression of succession candidates.

Long-Term Incentives

A long-term incentive is an element of compensation that directly ties an executive officer’s compensation to the performance of the Corporation and is typically determined with reference to certain long-term corporate performance objectives. A long-term incentive is intended to fit into the Corporation’s overall compensation objectives by directly aligning the interests of executive officers with shareholders. The Corporation places importance on deferred share-based compensation. This is accomplished by awarding both performance-based RSUs as a long-term incentive and time-based RSUs with vesting over a three-year period as an annual incentive (see “Annual Incentives”). In 2009, performance-based RSUs comprised approximately 27% of an executive officer’s annual compensation, excluding discretionary awards, subject to the achievement of pre-determined performance objectives. In 2010, performance-based RSUs comprised approximately 22% of an executive officer’s annual compensation, excluding discretionary awards, subject to the achievement of pre-determined performance objectives. In 2011, performance-based RSUs comprised approximately 20% of an executive officer’s annual compensation, excluding discretionary awards, subject to achievement of pre-determined performance objectives.  For future years, the CCGC has determined that performance-based RSUs will continue to be intended to comprise approximately 20% of an executive officer’s annual compensation, excluding discretionary awards, subject to the achievement of pre-determined performance objectives. Time-based RSUs and performance-based RSUs represent or are intended to represent, collectively, for 2009, 2010 and 2011, 36%, 33% and 40%, respectively, of an executive officer’s annual compensation, excluding discretionary awards, subject to the achievement of pre-determined performance objectives and for future years, 40% of an executive officer’s annual compensation (other than for the CEO whose time-based RSUs and performance-based RSUs will be intended to represent 33% of his annual compensation), excluding discretionary awards, subject to the achievement of pre-determined performance objectives. The change for the CEO reflects a review by the CCGC of CEO base salary versus annual incentive compensation.

At the time of its IPO, the Corporation established a stock option plan (the “Option Plan”), which was replaced by the Corporation’s share compensation plan (the “Share Compensation Plan”) effective May 12, 2010. Initial stock options were granted to those executive officers who were with the Corporation at the time of its IPO during the financial year ended December 31, 2007. Other than a grant of stock options to one executive officer upon a promotion, no further stock options have been granted to these executive officers.

For new executive officers since the Corporation’s IPO and otherwise for 2010 and onwards, executive officers have been and will be eligible for long-term incentives in the form of stock options and performance-based RSUs. To date, stock options have been granted to new executive officers when they join the Corporation and, after such initial employment, only in circumstances where there is a material change to personal or corporate developments, such as  a promotion, at the judgment of the CCGC. During the financial year ended December 31, 2011, no options were granted to executive officers of the Corporation. However, the CCGC may use its discretion to grant stock options for future compensation awards. It is expected that performance-based RSUs will continue to be awarded subsequent to initial employment to provide long-term incentives that are aligned with the Corporation’s share price performance, consistent with past grants and awards. In November 2009, the Corporation made its first award of performance-based RSUs and in December 2010 and 2011, the Corporation made further awards of performance-based RSUs. See “Share Compensation Plan — Restricted Share Units — Vesting” below for information regarding the vesting criteria for these RSUs.

Share Compensation Plan

The Share Compensation Plan was approved by shareholders at the annual and special meeting of shareholders held on May 12, 2010. The Share Compensation Plan replaced the Option Plan and the Corporation’s restricted share unit plan (the “Restricted Share Unit Plan”). Options and RSUs that were granted or awarded under the Option Plan and the Restricted Share Unit Plan remain outstanding pursuant to their original terms. Please see the Corporation’s management information circular dated April 7, 2010 for a summary of the terms of the Option Plan and Restricted Share Unit Plan.

Purpose: The stated purpose of the Share Compensation Plan is to advance the interests of the Corporation and its shareholders by: (a) ensuring that the interests of officers and employees are aligned with the success of the Corporation; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

Participants: Each officer and employee of the Corporation and its subsidiaries is eligible to participate in the Share Compensation Plan. Non-employee directors of the Corporation are not eligible to participate in the Share Compensation Plan in respect of RSUs. Under the Share Compensation Plan, non-employee directors of the Corporation are eligible to participate in respect of options, however, only on a limited basis consistent with the guidelines of certain governance rating agencies. See “Restrictions on the Award of RSUs and Grant of Options” below.

Administration: The Share Compensation Plan is administered by the CCGC, which determines, from time to time, the eligibility of persons to participate in the Share Compensation Plan, when RSUs and options will be awarded or granted, the number of RSUs and options to be awarded or granted, the vesting criteria for each award of RSUs and grant of options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and stock exchange requirements.

Plan Maximum and Common Shares Reserved for Issuance: The Share Compensation Plan has a fixed maximum of 5,700,876 common shares. Taking into account the change from a 5% rolling plan to a fixed maximum plan effective May 12, 2010, an aggregate of 5,229,810 common shares are currently reserved for issuance under the Share Compensation Plan on the following basis:

	Options	RSUs	Aggregate
Total granted/awarded to date	3,535,000	151,484 (1)	3,686,484
Vested (not exercised)	2,036,033	Nil	2,036,033
Exercised/issued	923,966	10,598	934,564
Cancelled/otherwise terminated	143,334	6,572	149,906
Total exercisable/issuable under the Plan	2,467,700	134,314	2,602,014
% of issued and outstanding common shares	1.72%	0.09%	1.81%
% of common shares reserved for issuance under the Plan	47.19%	2.57%	49.76%

(1)   98,710 performance-based and 52,774 time-based RSUs.

Based on the foregoing, an aggregate of 2,627,796 common shares remain available for issuance pursuant to future grants and awards under the Share Compensation Plan (being approximately 1.83% of the issued and outstanding common shares and approximately 50.23% of the total common shares reserved for issuance under the Share Compensation Plan).

Restriction on the Award of RSUs and Grant of Options: Certain restrictions on awards of RSUs and grants of options apply as follows: (a) the total number of common shares issuable to any one person under the Share Compensation Plan and any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (b) the number of common shares reserved for issuance under the Share Compensation Plan together with any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (c) the number of common shares issuable to insiders under the Share Compensation Plan and any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (d) the number of common shares issued to insiders under the Share Compensation Plan and any other share compensation arrangements within any one-year period cannot exceed 5% of the common shares then outstanding; and (e) the number of common shares issued to any one person within any one-year period cannot exceed 5% of the common shares then outstanding. In addition, consistent with the guidelines of certain governance rating agencies relating to participation of non-employee directors in option plans, the number of common shares reserved for issuance to non-employee directors pursuant to options under the Share Compensation Plan is limited to the lesser of: (i) 0.25% of the common shares then issued and outstanding; and (ii) C$1,000,000 in total value of grants that each director receives over the life of the Share Compensation Plan from the effective date thereof or an annual grant value of C$100,000 per director, in both cases based on a valuation determined using the Black-Scholes formula or any other formula which is widely accepted by the business community as a method for the valuation of options.

Restricted Share Units:

(a)             Mechanics for RSUs: RSUs awarded to participants under the Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the Share Compensation Plan. Each RSU awarded conditionally entitles the holder thereof to the issuance of one common share upon achievement of the vesting criteria. It is currently anticipated that RSUs awarded under the Share Compensation Plan will be redeemed for common shares issued from treasury once the vesting criteria established by the CCGC at the time of the award have been satisfied. However, the Corporation will continue to retain the flexibility through the amendment provisions in the Share Compensation Plan to satisfy its obligation to issue common shares by purchasing common shares in the open market or by making a lump sum cash payment of equivalent value.

(b)            Vesting: The Share Compensation Plan provides that: (i) at the time of the award of RSUs, the CCGC will determine the vesting criteria applicable to the awarded RSUs; and (ii) vesting of RSUs may include criteria such as performance-vesting. The Share Compensation Plan further provides that RSUs with time-vesting criteria will, at a minimum (i.e. as the least restrictive criteria), vest in respect of 33 1/3 % of the common shares subject to RSUs on the first day after each of the first three anniversaries of the award date of such RSUs; and (ii) RSUs with performance-vesting criteria will, at a minimum (i.e. as the least restrictive criteria), vest on the first day after the first anniversary of the award date of such RSUs. It is the CCGC’s current intention that RSUs will be awarded with both time-based vesting provisions as a component of the Corporation’s annual incentive compensation program, and performance-based vesting provisions as a component of the Corporation’s long-term incentive compensation program.

In May 2010, time-based RSUs in respect of both 2009 and 2010 were awarded, vesting in respect of 33 1/3 % of the common shares subject to RSUs on the first day after each of the first three anniversaries of the award date of such RSUs.

In November 2009, the Corporation awarded performance-based RSUs for the first time. The 2009-2012 RSUs will vest 100% only three years from the date of the award, if the performance-vesting criteria are met on the measurement date. Information regarding the performance-vesting criteria for the 2009-2012 RSUs is set out in the Corporation’s management information circular dated April 7, 2010.

In December 2010, the Corporation awarded performance-based RSUs. The 2010-2013 RSUs will vest 100% only three years from the date of the award, if the performance-vesting criteria are met on the measurement date. Information regarding the performance-vesting criteria for the 2010-2013 RSUs is set out in the Corporation’s management information circular dated April 1, 2011.

In December 2011, time-based RSUs in respect of 2011 were awarded, vesting in respect of 33 1/3 % of the common shares subject to RSUs on the first day after each of the first three anniversaries of the award date of such RSUs.

In December 2011, the Corporation also awarded performance-based RSUs. The 2011-2014 RSUs will vest 100% only three years from the date of the award, if the performance-vesting criteria are met on the measurement date.  The performance-vesting criteria involves five components as follows: (i) growth; (ii) performance; (iii) margins; (iv) governance; and (v) succession, as further set out in the chart above entitled “Corporate and Personal Objectives Chart”. Satisfaction of such criteria for vesting for the 2011-2014 RSUs will be definitively determined by the CCGC at a meeting to consider the matter which will be held in late November/early December of 2014.

With respect to the second component, being performance (i.e. whether share price performance has exceeded an internally developed performance index based on external indices), the CCGC has given considerable attention to developing a broadly-based performance index based on external indices (the “2011-2014 RSU Index”) against which to measure the Corporation’s share price performance and thus management’s performance over this three-year period as one of the five components of the vesting criteria. The 2011-2014 RSU Index takes into account the following components: the performance of key commodities underlying the Corporation’s asset portfolio; the performance of certain gold and energy indices; and the performance of reference stock market indices. The relative weighting of the precious metals and energy components within the 2011-2014 RSU Index will be based upon the relative contribution of gold, platinum, palladium and energy to the projected revenues of the Corporation for the life of the RSUs awarded. The inclusion of precious metals and oil price performance in the 2011-2014 RSU Index is intended to moderate the impact of commodity price fluctuations on share price performance, which is appropriate given that the Corporation has no control over commodity prices.

The specific terms of the 2011-2014 RSU Index, other than the weightings of the various components, for the three-year measurement period from December 6, 2011 through December 6, 2014 have been established by the CCGC. At the end of the measurement period, one of the factors to be weighed will involve measuring the Corporation’s share price performance against the performance of the 2011-2014 RSU Index.

For illustrative purposes, using the relevant figures as at December 31, 2011, the 2011-2014 RSU Index would have been composed of the following items with the following weightings for the fiscal year 2012 (based on the Corporation’s commodity revenue mix as at December 31, 2011 and the Corporation’s 2012 budget):

Commodities

•                  London PM gold fix (US$/oz) (30% weighting)

•                  London PM Platinum fix (US$/oz) (3% weighting)

•                  London PM Palladium fix (US$/oz) (3% weighting)

•                  Cushing, Oklahoma West Texas Intermediate oil spot price (US$/bbl) (4% weighting)

Gold and Energy Indices

•                  S&P/TSX Global Gold Index (34% weighting)

•                  S&P/TSX Capped Energy Index (6% weighting)

General Market Measures

•                  S&P/TSX Composite Index (20% weighting)

The relative weighting of the precious metals and energy components, for the commodity prices and the indices, will be based upon the relative contribution of precious metals and energy to the projected revenues of the Corporation for each relevant fiscal year’s results for the three years following the grants as at December 31 in each year.

The CCGC expects that awarded performance-based RSUs would be adjusted if a performance goal or similar condition on which they were based were restated or adjusted.

Options:

(a)             Mechanics for Options: Each option granted will entitle the holder thereof to the issuance of one common share upon achievement of the vesting criteria and payment of the applicable exercise price. Options granted under the Share Compensation Plan are exercisable for common shares issued from treasury once the vesting criteria established by the CCGC at the time of the grant have been satisfied. However, the Corporation has the flexibility to satisfy its obligation to issue common shares by making a lump sum cash payment of equivalent value (i.e. pursuant to a cashless exercise), provided there is a full deduction of the number of underlying common shares from the Share Compensation Plan’s reserve. Specifically, the Share Compensation Plan has a cashless exercise feature in respect of options to facilitate the required tax and source deduction remittances. Under this feature, a participant may elect a cashless exercise in a notice of exercise of options if the common shares issuable on the exercise are to be immediately sold.

(b)           Vesting: The Share Compensation Plan provides that at the time of the grant of options, the CCGC will determine the vesting criteria applicable to the granted options and that unless otherwise determined by the CCGC, options shall vest and become exercisable in respect of 33 1/3% of the common shares subject to such options on the first day after each of the first three anniversaries of the grant date of such options. In most circumstances, stock options will only be granted to new executive officers when they join the Corporation and, after such initial employment, only in circumstances where there is a material change to personal or corporate developments, such as a promotion, at the judgment of the CCGC. However, the CCGC may use its discretion to grant stock options for future compensation awards.

(c)             Exercise Price: The CCGC will determine the exercise price and term/expiration date of each option, provided that the exercise price shall not be less than the fair market value (i.e. weighted average trading price for the last five trading days) on the date the option is granted and no option shall be exercisable after ten years from the date on which it is granted.

Termination, Retirement and Other Cessation of Employment: A person participating in the Share Compensation Plan will cease to be eligible to participate in the following circumstances: (a) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (b) retirement; and (c) any cessation of employment or service for any reason whatsoever, including disability and death (an “Event of Termination”). In such circumstances, unless otherwise determined by the CCGC in its discretion, any unvested RSUs will be automatically forfeited and cancelled and any unvested options will be automatically cancelled, terminated and not available for exercise. Any vested options may be exercised only before the earlier of: (i) the termination of the option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause, all unvested RSUs must be forfeited and cancelled and all options are (whether or not then exercisable) automatically cancelled. If a person retires in accordance with the Corporation’s retirement policy at such time, the pro-rata portion of any unvested performance-based RSUs will not be forfeited or cancelled and instead shall vest after the retirement has occurred (as if it had not occurred), but only if the performance vesting criteria are met on the applicable measurement date.

Blackout Periods: Under the Share Compensation Plan, should the vesting of an RSU fall, or the term of an option expire on a date that falls, within a blackout period or within nine business days following the expiration of a blackout period, the vesting or expiration dated, as applicable, will be automatically extended to the tenth business day after the end of the blackout period.

Change of Control: The Share Compensation Plan provides that any unvested RSUs and any unvested options will vest at such time as determined by the CCGC such that RSU and option holders will be able to participate in a change of control transaction, including by surrendering such RSUs and options to the Corporation or a third party or exchanging such RSUs and options, for consideration in the form of cash and/or securities.

Transferability: RSUs awarded and options granted under the Share Compensation Plan are non-transferable other than in accordance with the Share Compensation Plan.

Amendment Provisions in the Share Compensation Plan: The Board may amend the Share Compensation Plan or any RSU or option at any time without the consent of any participants under the Share Compensation Plan provided that such amendment shall:

(a)                                  not adversely alter or impair any RSU previously awarded or any option previously granted except as permitted by the adjustment provisions of the Share Compensation Plan;

(b)                                 be subject to any regulatory approvals including, where required, the approval of the Toronto Stock Exchange; and

(c)                                  be subject to shareholder approval, where required, by law or the requirements of the Toronto Stock Exchange, provided that shareholder approval shall not be required for the following amendments:

(i)                                     amendments of a “housekeeping nature”, including any amendment to the Share Compensation Plan or a RSU or option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Share Compensation Plan or a RSU or option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii)                                  amendments that are necessary for RSUs or options to qualify for favourable treatment under applicable tax laws;

(iii)                               a change to the vesting provisions of any RSU or any option (including any alteration, extension or acceleration thereof);

(iv)                              a change to the termination provisions of any option (for example, relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of a blackout period);

(v)                                 the introduction of features to the Share Compensation Plan that would permit the Corporation to, instead of issuing common shares from treasury upon the vesting of the RSUs, retain a broker and make payments for the benefit of participants under the Share Compensation Plan to such broker who would purchase common shares through the facilities of the Toronto Stock Exchange for such persons;

(vi)                              the introduction of features to the Share Compensation Plan that would permit the Corporation to, instead of issuing common shares from treasury upon the vesting of the RSUs, make lump sum cash payments to participants under the RSU Plan;

(vii)                           the introduction of a cashless exercise feature payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Share Compensation Plan reserve (which amendment has been made in respect of options to facilitate the required tax and source deduction remittances); and

(viii)                        change the application of adjustment and change of control sections.

For greater certainty, shareholder approval will be required in circumstances where an amendment to the Share Compensation Plan would:

(a)                                  increase the fixed maximum number of common shares issuable under the Share Compensation Plan, other than by virtue of the adjustment provisions in the Share Compensation Plan, or change from a fixed maximum number of common shares to a fixed maximum percentage of issued and outstanding common shares;

(b)                                increase the limits referred to above under  “Restrictions on the Award of RSUs and Grant of Options”;

(c)                                  permit the award of RSUs to non-employee directors of the Corporation or a change in the limitations on grants of options to non-employee directors;

(d)                                 permit RSUs or options to be transferable or assignable other than for normal estate settlement purposes;

(e)                                  reduce the exercise price of any option (including any cancellation of an option for the purpose of reissuance of a new option at a lower exercise price to the same person);

(f)                                    extend the term of any option beyond the original term (except if such period is being extended by virtue of a blackout period); or

(g)                                 amend the amendment provisions in the Share Compensation Plan.

Amendments to the Share Compensation Plan: During the year ended December 31, 2011, no amendments were made to the Share Compensation Plan.

Common Shares Reserved for Issuance under Other Plans — Gold Wheaton Transaction:

Pursuant to an arrangement agreement dated January 5, 2011 between the Corporation and Gold Wheaton Gold Corp. (“Gold Wheaton”), the Corporation agreed to acquire all of the issued and outstanding common shares of Gold Wheaton (the “Gold Wheaton Shares”) pursuant to a plan of arrangement. Under the terms of the arrangement agreement, holders of options of Gold Wheaton (“Gold Wheaton Options”) are entitled to receive 0.1556 of a common share of the Corporation upon the exercise of each Gold Wheaton Option. An aggregate of 4,696,000 Gold Wheaton Shares were issuable upon the exercise of outstanding options of Gold Wheaton (“Gold Wheaton Options”) on the closing date and as a result, on closing, up to a maximum of 730,698 common shares of the Corporation were reserved for issuance upon the exercise of the Gold Wheaton Options. As of March 20, 2012, 2,544,974 Gold Wheaton Options had been exercised for 395,998 common shares of the Corporation and therefore, as at that date, up to a maximum of 334,700 common shares of the Corporation were reserved for issuance pursuant to Gold Wheaton Options outstanding. The Gold Wheaton Options were not issued under, and are not subject to, the Corporation’s Share Compensation Plan.

Discretionary Awards

The Board has the ability to make further discretionary awards when considered appropriate. A discretionary award can consist of cash, options and/or RSUs and is a variable element of compensation that rewards an executive officer for extraordinary performance. Circumstances when such a discretionary one-time award may be considered by the Board would include, when in the Board’s judgment: (a) there has been achievement of exceptional performance or outcomes beyond the targeted achievements previously contemplated by the Corporation’s incentive programs; (b) there is a specific need to recognize a change in role or retain a key executive officer; or (c) previously established base salaries and targeted incentives are not reflective of the current market.

At its March 26, 2009 meeting, the Board approved an overall discretionary award of C$1 million in recognition of the exceptional performance of management of the Corporation, including the recent closing of two major transactions, related successful investor relations efforts and the Company’s strong share price performance relative to the market.  The award was made in cash, as the Corporation did not yet have RSUs available to award. The Board instructed that the CEO was to receive C$250,000 of the award and that the balance was to be distributed to all of the management team as agreed upon by the Chairman and the CEO. Each of the other five executive officers received C$100,000 of the award and the balance was awarded to other members of management. These amounts are included in the Summary Compensation Table below for 2009.

At its December 14, 2010 meeting, the Board approved an overall discretionary award of approximately C$500,000 in recognition of another successful year and to assist in the final transition to share-based compensation.  The Board instructed that the CEO was to receive C$100,000 of the award or 25% of his base salary and that the balance was to be distributed to all of the management team. The other senior executive officers received 25% of their base salary and the balance was awarded to other members of management. These amounts are included for the Named Executive Officers in the Summary Compensation Table below for 2010.

At its December 6, 2011 meeting, the Board approved an overall discretionary award of approximately C$1.7 million in recognition of another very successful year and to recognize individual accomplishments and performance. The Board instructed that the CEO was to receive C$500,000 of the award and that the balance was to be distributed to members of the management team as agreed upon by the Board. These amounts are included for the Named Executive Officers in the Summary Compensation Table below for 2011.

Perquisites and Personal Benefits

The Corporation provides credits for perquisites and benefits to its executive officers, which include health and insurance benefits, as well as basic fitness club memberships and parking. These basic perquisites and benefits are necessary to attract and retain executive officers. Given the relatively nominal nature of these perquisites and benefits, they do not affect decisions about other elements of compensation. The Corporation has no pension plan or other programs related to retirement funding.

Termination and Change of Control Benefits

Each Named Executive Officer of the Corporation also has termination and change of control provisions in his or her employment agreement. See “Termination and Change of Control Benefits”. The events that trigger payment under these arrangements were initially determined through or related to the negotiation process relating to the employment agreements of those executive officers who were with the Corporation at the time of its IPO. However, since the IPO, the CCGC has also taken into account market standards for termination and change of control benefits, in particular, at the time of negotiating new employment agreements with certain executive officers for 2010. See “Summary Compensation Table — Discussion of Summary Compensation Table — Employment Agreements”.

Other Compensation-Related Matters

Financial Instruments: The Corporation’s Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities requires pre-approval for trades by insiders, including the entering into of any “equity monetization” transactions or purchases of financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities.

Anticipated Changes to Compensation Policies and Practices: The Corporation does not intend to make any significant changes to its compensation policies and practices for fiscal 2012 other than as disclosed in this Circular.

Performance Graphs

The common shares of the Corporation commenced trading on the TSX on December 20, 2007. The graph below compares the percentage change in the Corporation’s total shareholder return on a C$100 investment in common shares to the total return of the S&P/TSX Global Gold Index, the S&P/TSX Composite Index and the S&P/TSX Capped Energy Index for the period commencing December 20, 2007 and ending December 31, 2011. The graph below assumes that dividends have been reinvested.

Comparison of Cumulative Total Shareholder Return on a $100 Investment in Common Shares of the Corporation and the Relevant S&P/TSX Indices

Comparison of Cumulative Total Shareholder Return on a $100 Investment in Common Shares of the Corporation and Average Executive Compensation

The compensation of Named Executive Officers (as defined below) has occurred for four years. The graph below compares the percentage change in the Corporation’s total shareholder return on a C$100 investment in common shares to the average executive compensation for the period commencing December 31, 2007 and ending December 31, 2011. The graph below assumes that dividends have been reinvested. The trend of such executive compensation, in comparison to the Corporation’s cumulative total shareholder return has been more modest as indicated in the graph below.

Note

(1)             Average compensation has been calculated with reference to the total compensation for Mr. Harquail, the previous Chief Financial Officer for 2008 and 2009 and Mr. Rana for 2010 and 2011, Mr. Waterman, Mr. Brink and the previous Chief Legal Officer for 2008 and 2009 and Ms. Jones for 2010 and 2011, but excludes (i) option-based awards to the previous Chief Financial Officer and Mr. Rana and Ms. Jones at commencement of employment, and (ii) a signing bonus to the previous Chief Financial Officer, and includes (i) share-based awards to the previous Chief Financial Officer which were cancelled upon his resignation, and (ii) full annual salary for Mr. Rana and Ms. Jones for 2010 (although they both joined the Corporation in April of that year).

Summary Compensation Table

The following table (presented in accordance with Form 51-102F6 — Statement of Executive Compensation (“Form 51-102F6”) under National Instrument 51-102 — Continuous Disclosure Obligations) sets forth all direct and indirect compensation for, or in connection with, services provided to the Corporation and its subsidiaries for the financial years ended December 31, 2011, 2010 and 2009 in respect of the CEO, the Chief Financial Officer and the other three most highly compensated executive officers of the Corporation. Collectively, these individuals are referred to as the “Named Executive Officers”.

The Corporation is required to report compensation using the same currency that it uses in its financial statements which is U.S. dollars. Unless otherwise indicated, all dollar amounts in this Statement of Executive Compensation are in U.S. dollars. The Corporation’s share price on the TSX is denoted in Canadian dollars and in some circumstances, where appropriate, such amounts have not been converted to U.S. dollars.

							Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share-based awards ($)		Option-based awards ($)		Annual incentive plans		Long- term incentive plans	All other compensation(1) ($)	Total compensation ($)
David Harquail President and Chief Executive Officer	2011(2)	$455,265	$444,813	(3)(4)	Nil		$733,483	(5)	Nil	$16,938	$1,650,499
	2010(6)	$389,480	$292,707	(7)(8)	Nil		$292,110	(9)	Nil	$17,208	$991,505
	2009(10)	$329,738	$371,677	(11)	Nil		$511,137	(12)	Nil	$15,932	$1,228,484
Sandip Rana Chief Financial Officer(13)	2011(2)	$252,925	$247,137	(3)(4)	Nil		$354,095	(5)	Nil	$11,032	$865,189
	2010(6)	$155,086	$168,743	(7)(8)	$2,511,706	(14)	$131,450	(9)	Nil	$8,382	$2,975,367
Geoff Waterman Chief Operating Officer	2011(2)	$257,984	$252,007	(3)(4)	Nil		$202,340	(5)	Nil	$14,180	$726,511
	2010(6)	$223,951	$168,743	(7)(8)	Nil		$167,963	(9)	Nil	$15,569	$576,226
	2009(10)	$202,239	$217,667	(11)	Nil		$258,954	(12)	Nil	$14,444	$693,304
Paul Brink Senior Vice President, Business Development	2011(2)	$303,510	$296,514	(3)(4)	Nil		$505,850	(5)	Nil	$11,498	$1,117,372
	2010(6)	$223,951	$168,754	(7)(8)	Nil		$167,963	(9)	Nil	$13,544	$574,212
	2009(10)	$197,842	$215,786	(11)	Nil		$214,549	(12)	Nil	$12,611	$640,788
Jacqueline A. Jones Chief Legal Officer and Corporate Secretary(15)	2011(2)	$252,925	$247,137	(3)(4)	Nil		$252,925	(5)	Nil	$10,177	$763,164
	2010(6)	$147,698	$145,104	(7)(8)	$1,883,780	(14)	$123,416	(9)	Nil	$6,794	$2,306,791

Notes

(1)              Includes all perquisites, including health and insurance benefits in all cases, C$100 or less per month for fitness club memberships in some cases and parking costs in some cases.

(2)              Salary and other cash compensation awarded to, earned by, paid to, or payable was payable in Canadian dollars. The rate used for currency translation into U.S. dollars (the Corporation’s reporting currency) was 1.0117, which was the average rate used for currency translation for the Corporation’s expenses for the year ended December 31, 2011. Base salary for the Named Executive Officers was as follows: Mr. Harquail C$450,000, Mr. Rana C$250,000, Mr. Waterman C$255,000, Mr. Brink C$300,000 and Ms. Jones C$250,000.

(3)              Represents time-based RSUs awarded on December 6, 2011 in respect of 2011 performance which will vest in respect of 33 1/3% of the common shares subject to RSUs on the first day after each of the first three anniversaries of the award date of such RSUs. The value of these share-based awards was calculated using the 5-day weighted average price on the TSX prior to December 6, 2011, which was C$42.48 per share. The rate used for currency translation into U.S. dollars was 0.9884, which was the Bank of Canada noon rate on December 6, 2011.

(4)              Represents performance-based RSUs awarded on December 6, 2011 which will vest on December 6, 2014 upon satisfaction of certain performance criteria. The value of the share-based awards was calculated using the 5-day weighted average price on the TSX prior to December 6, 2011, which was C$42.48 per share. The rate used for currency translation into U.S. dollars was 0.9884, which was the Bank of Canada noon rate on December 6, 2011.

(5)              Includes a targeted cash bonus of 50% of base salary and a discretionary award approved on December 6, 2011 by the Board totalling in each case C$725,000 for the CEO, C$350,000 for the Chief Financial Officer, C$200,000 for the Chief Operating Officer, C$500,000 for the Senior Vice President, Business Development and C$250,000 for the Chief Legal Officer. See “Compensation Discussion and Analysis — Elements of Compensation — Discretionary Awards”.

(6)              Salary and other cash compensation awarded to, earned by, paid to, or payable was payable in Canadian dollars. The rate used for currency translation into U.S. dollars (the Corporation’s reporting currency) was 0.9737, which was the average rate used for currency translation for the Corporation’s expenses for the year ended December 31, 2010. Base salary for the Named Executive Officers was as follows: Mr. Harquail C$400,000, Mr. Rana C$230,000, Mr. Waterman C$230,000, Mr. Brink C$230,000 and Ms. Jones C$225,000.

(7)              Represents time-based RSUs awarded on May 22, 2010 in respect of 2010 performance which will vest in respect of 33 1/3 % of the common shares subject to RSUs on the first day after each of the first three anniversaries of the award date of such RSUs. The value of these share-based awards was calculated using the 5-day weighted average price on the TSX prior to the award date of May 22, 2010, which was C$31.39 per share. The rate used for currency translation into U.S. dollars was 0.9461, which was the Bank of Canada noon rate on May 21, 2010.

(8)              Represents performance-based RSUs awarded on December 23, 2010 which will vest on December 23, 2013 upon satisfaction of certain performance criteria. The value of the share-based awards was calculated using the 5-day weighted average price on the TSX prior to the award date of December 23, 2010, which was C$33.20 per share. The rate used for currency translation into U.S. dollars was 0.9906, which was the Bank of Canada noon rate on December 23, 2010.

(9)              Includes a targeted cash bonus of 50% of base salary and a discretionary award averaging 25% of base salary approved on December 14, 2010 by the Board totalling in each case C$300,000 for the CEO, C$135,000 for the Chief Financial Officer, C$172,500 for the Chief Operating Officer, C$172,500 for the Senior Vice President, Business Development and C$126,750 for the Chief Legal Officer. See “Compensation Discussion and Analysis — Elements of Compensation — Discretionary Awards”.

(10)          Salary and other cash compensation awarded to, earned by, paid to, or payable was payable in Canadian dollars. The rate used for currency translation into U.S. dollars (the Corporation’s reporting currency) was 0.8793, which was the average rate used for currency translation for the Corporation’s expenses for the year ended December 31, 2009. Base salary for the Named Executive Officers was as follows: Mr. Harquail C$375,000, Mr. Waterman C$230,000 and Mr. Brink C$225,000.

(11)          Represents performance-based RSUs awarded on November 26, 2009 which will vest on November 26, 2012 upon satisfaction of certain performance criteria. The value of these share-based awards was calculated using the 5-day weighted average price on the TSX prior to the award date of November 26, 2009, which was C$29.96 per share. The rate used for currency translation into U.S. dollars was 0.9438, which was the Bank of Canada noon rate on November 26, 2009. Also represents time-based RSUs awarded on May 22, 2010 in respect of 2009 performance which will vest in respect of 33 1/3 % of the common shares subject to RSUs on the first day after each of the first three anniversaries of the award date of such RSUs. The value of these share-based awards was calculated using the 5-day weighted average price on the TSX prior to the award date of May 22, 2010, which was C$31.39 per share. The rate used for currency translation into U.S. dollars was 0.9461, which was the Bank of Canada noon rate on May 21, 2010.

(12)          Includes a discretionary award made on March 26, 2009 by the Board of C$250,000 for the CEO and C$100,000 for each of the other Named Executive Officers in 2009. See “Compensation Discussion and Analysis — Elements of Compensation — Discretionary Awards”.

(13)          Mr. Rana joined effective April 22, 2010.

(14)          Value of stock options granted at inception of employment.  The fair value of stock options granted was calculated using a Black-Scholes option pricing model (the most commonly used form of fair value determination with respect to stock options) with the following weighted-average assumptions: risk-free rate — 2.66%; life — 4.0 years; volatility — 55.27%; and dividend yield of 0.956%.

(15)          Ms. Jones joined effective April 29, 2010.

Discussion of Summary Compensation Table

Additional factors necessary to understand the information disclosed in the Summary Compensation Table above include the terms of each Named Executive Officer’s employment agreement and executive officers’ equity investment requirements.

Employment Agreements

As a result of the Corporation’s Equity Ownership Policy for Executives, the adoption of the RSU Plan in 2009 and consequent changes to the Corporation’s annual and long-term incentives and the adoption of a new Retirement Policy for Executives in 2010, in 2010 the CCGC determined that it would be appropriate for the Named Executive Officers’ initial employment agreements to be updated to be consistent with these policies and plans. In 2010, the CCGC also considered the recommendations of various ratings agencies with respect to the CEO being required to hold securities upon departure from the Corporation and the level of termination and change of control benefits for the CEO.  This resulted in negotiating a new employment agreement with the CEO in early 2010 and in negotiating new employment agreements with the other existing Named Executive Officers during the remainder of 2010.

David Harquail - The Corporation originally entered into an employment agreement effective December 20, 2007, for Mr. Harquail, as President and CEO, to receive a base salary of C$375,000 per year, subject to an annual review by the CCGC, which may increase such base salary in its sole discretion. The Corporation agreed to reimburse Mr. Harquail for all reasonable expenses incurred in connection with his relocation to the Corporation’s head office in Toronto. Mr. Harquail was also eligible for a target annual bonus of 100% of his base salary, based on satisfaction of performance criteria set by the CCGC for each year. In addition, Mr. Harquail was eligible to participate in the Option Plan. Mr. Harquail received an initial grant of 500,000 options in 2007 in accordance with his employment agreement.

The Corporation entered into a new employment agreement effective January 1, 2010 with Mr. Harquail which is substantially similar to his original employment agreement other than as further described herein. Under the terms of the new employment agreement, Mr. Harquail was to receive a base salary of C$400,000 per year, subject to an annual review by the CCGC which may increase such base salary in its sole discretion. Mr. Harquail is required to hold an amount of securities in accordance with the Corporation’s Equity Ownership Policy for Executives and has agreed to hold for one year following departure from the Corporation the securities he has received from the Corporation in the then most recent three-year period under the Corporation’s equity incentive compensation plans. In addition, rather than having a specified target annual bonus, Mr. Harquail is entitled to receive a performance-based bonus based on satisfaction of performance criteria set by the CCGC for each year which may be payable in cash and/or securities of the Corporation and on a deferred basis, such terms to be determined in the sole discretion of the Board or CCGC consistent with the Corporation’s incentive compensation plans.

Sandip Rana - The Corporation entered into an employment agreement effective April 22, 2010, for Mr. Rana, as Chief Financial Officer, to receive a base salary of C$230,000 per year, subject to an annual review by the CCGC, which may increase such base salary in its sole discretion. Mr. Rana is required to hold an amount of securities in accordance with the Corporation’s Equity Ownership Policy for Executives. Mr. Rana is entitled to receive a performance-based bonus based on satisfaction of performance criteria set by the CCGC for each year which may be payable in cash and/or securities of the Corporation and on a deferred basis, such terms to be determined in the sole discretion of the Board or CCGC consistent with the Corporation’s incentive compensation plans. In addition, Mr. Rana is eligible to participate in the Share Compensation Plan. Mr. Rana received an initial grant of 200,000 options in 2010 in accordance with his employment agreement. In respect of fiscal 2010, notwithstanding the date of his employment agreement, Mr. Rana was entitled to a bonus as if he had made a full year contribution for both cash and share compensation under the Corporation’s incentive compensation plans and the Share Compensation Plan.

Geoff Waterman - The Corporation originally entered into an employment agreement effective December 20, 2007, for Mr. Waterman, as Chief Operating Officer, to receive a base salary of C$200,000 per year, subject to an annual review by the CCGC, which may increase such base salary in its sole discretion. For 2009, this base salary was amended to C$230,000. Under this agreement, Mr. Waterman was also eligible for a target annual bonus of 100% of his base salary, based on satisfaction of performance criteria set by the CCGC for each year. In addition, Mr. Waterman was eligible to participate in the Option Plan. Mr. Waterman received an initial grant of 350,000 options in 2007 in accordance with his employment agreement.

The Corporation entered into a new employment agreement effective May 1, 2010 with Mr. Waterman which is substantially similar to his original employment agreement other than as further described herein. Under the terms of the new employment agreement, Mr. Waterman is required to hold an amount of securities in accordance with the Corporation’s Equity Ownership Policy for Executives. In addition, rather than having a specified target annual bonus, Mr. Waterman is entitled to receive a performance-based bonus based on satisfaction of performance criteria set by the CCGC for each year which may be payable in cash and/or securities of the Corporation and on a deferred basis, such terms to be determined in the sole discretion of the Board or CCGC consistent with the Corporation’s incentive compensation plans.

Paul Brink - The Corporation originally entered into an employment agreement effective December 20, 2007, for Mr. Brink, as Senior Vice President, Business Development, to receive a base salary of C$200,000 per year, subject to an annual review by the CCGC, which may increase such base salary in its sole discretion. For 2009, this base salary was amended to C$225,000 and for 2010 was amended to C$230,000. Under this agreement, Mr. Brink was also eligible for a target annual bonus of 100% of his base salary, based on satisfaction of performance criteria set by the CCGC for each year. In addition, Mr. Brink was eligible to participate in the Option Plan. Mr. Brink received an initial grant of 225,000 options in 2007 in accordance with his employment agreement.

The Corporation entered into a new employment agreement effective May 1, 2010 with Mr. Brink which is substantially similar to his original employment agreement other than as further described herein. Under the terms of the new employment agreement, Mr. Brink is required to hold an amount of securities in accordance with the Corporation’s Equity Ownership Policy for Executives. In addition, rather than having a specified target annual bonus, Mr. Brink is entitled to receive a performance-based bonus based on satisfaction of performance criteria set by the CCGC for each year which may be payable in cash and/or securities of the

Corporation and on a deferred basis, such terms to be determined in the sole discretion of the Board or CCGC consistent with the Corporation’s incentive compensation plans.

Jacqueline A. Jones - The Corporation entered into an employment agreement effective April 29, 2010, for Ms. Jones, as Chief Legal Officer & Corporate Secretary, to receive a base salary of C$225,000 per year, subject to an annual review by the CCGC, which may increase such base salary in its sole discretion. Ms. Jones is required to hold an amount of securities in accordance with the Corporation’s Equity Ownership Policy for Executives. Ms. Jones is entitled to receive a performance-based bonus based on satisfaction of performance criteria set by the CCGC for each year which may be payable in cash and/or securities of the Corporation and on a deferred basis, such terms to be determined in the sole discretion of the Board or CCGC consistent with the Corporation’s incentive compensation plans. In addition, Ms. Jones is eligible to participate in the Share Compensation Plan. Ms. Jones received an initial grant of 150,000 options in 2010 in accordance with her employment agreement.

For information as to the termination provisions and termination and change of control benefits provided in the above employment agreements, including changes to certain of the Named Executive Officers’ employment agreements, see “Termination and Change of Control Benefits” below.

Executives’ Equity Investment Requirements

With a view to aligning the interests of executive officers with those of shareholders, each executive officer of the Corporation is required to hold a minimum equity investment in the Corporation equivalent in value to a multiple of the executive officer’s then current base salary, depending on the executive officer’s level of responsibility. The requirement is to be satisfied in the form of common shares of the Corporation. Each executive officer has a period of three years from the date on which he or she commenced employment with the Corporation as an executive officer, to satisfy the minimum equity investment requirement.

Under the Equity Ownership Policy for Executive Officers, if an executive officer has not achieved the minimum equity investment at the time of any options being exercised by the executive officer, he or she shall be required to continue to  hold at least 50% or such lesser number of the common shares issuable upon the exercise of such options as required to achieve the minimum equity ownership requirements and if an executive officer has not achieved the minimum equity investment at the time of any RSUs vesting, the executive officer will be required to continue to hold at least 50% or such lesser number of the common shares issuable upon the RSUs vesting required to achieve the minimum equity ownership requirements.

The following table summarizes the equity investment in the Corporation of each Named Executive Officer as at March 20, 2012 (including ownership requirements for 2012 and onwards).

Name	Ownership Requirement(1)	Equity Ownership as at March 20, 2012	Equity Ownership as at March 31, 2011	Net Changes in Equity Ownership	Value of Equity Investment at March 20, 2012(2)(3)		Additional Required Investment
David Harquail	3 times / C$1,500,000	1,226,060	1,224,000	2,060	C$	50,354,284		Nil
Sandip Rana	2 times / C$600,000	616	Nil	616	C$	25,299	C$	574,701
Geoff Waterman	2 times / C$540,000	111,231	100,000	11,231	C$	4,568,257		Nil
Paul Brink	2 times / C$700,000	176,210	175,000	1,210	C$	7,236,945		Nil
Jacqueline A. Jones	2 times / C$520,000	350	Nil	350	C$	14,375	C$	505,625

Notes

(1)             2012 base salaries have been set as follows: C$500,000 for Mr. Harquail; C$300,000 for Mr. Rana; C$270,000 for Mr. Waterman; C$350,000 for Mr. Brink; and C$260,000 for Ms. Jones.

(2)             The closing price of the common shares on the TSX on March 20, 2012 was C$41.07 per share.

(3)             The Corporation’s Equity Ownership Policy for Executive Officers requires satisfaction of ownership in the form of common shares.  If such policy were to permit taking into account ownership of RSUs, the equity ownership as at March 20, 2012 and value of equity investment at March 20, 2012 for each Named Executive Officer would be as follows: Mr. Harquail 1,256,797/ C$51,616,653, Mr. Rana 11,196/C$459,820, Mr. Waterman 128,917/C$5,294,621, Mr. Brink 194,914/C$8,005,118 and Ms. Jones 10,400/C$427,128. For greater certainty, as at March 20, 2012, the total value of the CEO’s accumulated common shares and RSUs (there are no other equity holdings)  was C$51,616,653.

Other Information

There were no repricings during the financial year ended December 31, 2011. During the financial year ended December 31, 2011, no changes were made to the Share Compensation Plan.

The share-based awards reported in the Summary Compensation Table above are for RSUs awarded pursuant to the RSU Plan and the Share Compensation Plan. During 2009, an aggregate of 34,713 performance-based RSUs were awarded to the Named Executive Officers, which will vest on November 26, 2012 upon the satisfaction of certain performance criteria. During 2010, an aggregate of 29,653 RSUs were awarded to the Named Executive Officers, being 19,876 performance-based RSUs which will vest on December 23, 2013 upon satisfaction of certain performance criteria and 6,625 time-based RSUs which will vest in respect of 33 1/3 % of the common shares subject to RSUs on the first day after each of the first three anniversaries of the award date of such RSUs (being May 22, 2010). During 2011, an aggregate of 35,430 RSUs were awarded to Named Executive Officers, being 17,715 performance-based RSUs which will vest on December 6, 2014 upon satisfaction of certain performance criteria and 17,715 time-based RSUs which will vest in respect of 33 1/3 % of the common shares subject to RSUs on the first day after each of the first three anniversaries of the award date of such RSUs (being December 6, 2011).

The only awards of options reported in the Summary Compensation Table above are as follows: (i) an award of stock options to Sandip Rana pursuant to his employment agreement in 2010 (an aggregate of 200,000 stock options were awarded, at an exercise price of C$31.39, vesting over a three-year period); and (ii) an award of stock options to Jacqueline A. Jones pursuant to her employment agreement in 2010 (an aggregate of 150,000 stock options were awarded, at an exercise price of C$31.39, vesting over a three-year period).

Nil options were granted to Named Executive Officers in 2011 and, therefore, the option grant rate in 2011 as a percentage of the number of common shares outstanding was 0%.

The total of cost of Named Executive Officer compensation in 2011 as a percentage of adjusted EBITDA was 1.6% and of market performance plus dividends (as a measure of shareholder returns) was 0.34%.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The following table (presented in accordance with Form 51-102F6) sets forth for each Named Executive Officer all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

	Option-based Awards						Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)		Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)		Market or payout value of share- based awards that have not vested ($)		Market or payout value of vested share- based awards not paid out or distributed ($)
David Harquail	500,000	(2)	C$	15.20	Dec. 1, 2017	$11,593,107	10,000	(3)	$381,324	(4)	Nil
							4,119	(5)	$157,067	(6)
							6,024	(7)	$229,709	(8)
							5,297	(10)	$201,987	(11)
							5,297	(12)	$201,987	(13)
Sandip Rana	200,000	(9)	C$	31.39	May 22, 2020	$1,453,317	1,231	(5)	$46,941	(6)	Nil
							3,463	(7)	$132,052	(8)
							2,943	(10)	$112,224	(11)
							2,943	(12)	$112,224	(13)
Geoff Waterman	300,000	(2)	C$	15.20	Dec. 1, 2017	$6,955,864	5,758	(3)	$219,566	(4)	Nil
							2,463	(5)	$93,920	(6)
							3,463	(7)	$132,052	(8)
							3,001	(10)	$114,435	(11)
							3,001	(12)	$114,435	(13)
Paul Brink	112,500	(2)	C$	15.20	Dec. 1, 2017	$2,608,449	5,758	(3)	$219,566	(4)	Nil
							2,421	(5)	$92,318	(6)
							3,463	(7)	$132,052	(8)
							3,531	(10)	$134,645	(11)
							3,531	(12)	$134,645	(13)
Jacqueline A. Jones	150,000	(9)	C$	31.39	May 22, 2020	$1,089,988	701	(5)	$26,731	(6)	Nil
							3,463	(7)	$132,052	(8)
							2,943	(10)	$112,224	(11)
							2,943	(12)	$112,224	(13)

Notes

(1)          The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 30, 2011, which was C$38.78 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 0.9833, which was the Bank of Canada noon rate on December 30, 2011.

(2)          These options vest over a three-year period from their grant date of December 1, 2007.

(3)          Represents performance-based RSUs awarded on November 26, 2009, which shall vest on November 26, 2012 upon the satisfaction of certain performance criteria.

(4)          The market or payout value as at December 30, 2011 was calculated using the closing price on the TSX of C$38.78 per share and the Bank of Canada noon rate on that day of 0.9833. The grant date fair value (i.e. the value as of the award date of November 26, 2009) was as follows: Mr. Harquail - $282,762, Mr. Waterman - $162,815 and Mr. Brink - $162,815, using the 5-day weighted average price on the TSX prior to such award date, which was C$29.96 per share, and the Bank of Canada noon rate of 0.9438 on such award date.

(5)          Represents time-based RSUs awarded on May 22, 2010, which shall vest in respect 33 1/3 % of the common shares subject to RSUs on the first day after each of the first three anniversaries of the award date of such RSUs.

(6)          The market or payout value as at December 30, 2011 was calculated using the closing price on the TSX of C$38.78 per share and the Bank of Canada noon rate on that day of 0.9833. The grant date fair value (i.e. the value as of the award date of May 22, 2010) was as follows: Mr. Harquail - $183,504, Mr. Rana - $54,852, Mr. Waterman - $109,705, Mr. Brink - $107,834 and Ms. Jones - $31,213, using the 5-day weighted average price on the TSX prior to such award date, which was C$31.39 per share, and the Bank of Canada noon rate of 0.9461 on May 21, 2010.

(7)          Represents performance-based RSUs awarded on December 23, 2010, which shall vest on December 23, 2013 upon the satisfaction of certain performance criteria.

(8)         The market or payout value as at December 30, 2011 was calculated using the closing price on the TSX of C$38.78 per share and the Bank of Canada noon rate on that day of 0.9833. The grant date fair value (i.e. the value as of the award date of December 23, 2010) was as follows: Mr. Harquail - $198,117, Mr. Rana - $113,891, Mr. Waterman - $113,891, Mr. Brink - $113,891 and Ms. Jones - $113,891, using the 5-day weighted average price on the TSX prior to such award date, which was C$33.20 per share, and the Bank of Canada noon rate of 0.9906 on such award date.

(9)          These options vest over a three-year period from their grant date of May 22, 2010.

(10)    Represents time-based RSUs awarded on December 6, 2011, which shall vest in respect 33 1/3 % of the common shares subject to RSUs on the first day after each of the first three anniversaries of the award date of such RSUs.

(11)    The market or payout value as at December 30, 2011 was calculated using the closing price on the TSX of C$38.78 per share and the Bank of Canada noon rate on that day of 0.9833. The grant date fair value (i.e. the value as of the award date of December 6, 2011) was as follows: Mr. Harquail - $222,406, Mr. Rana - $123,568, Mr. Waterman - $126,004, Mr. Brink - $148,257 and Ms. Jones - $123,568, using the 5-day weighted average price on the TSX prior to such award date, which was C$42.48 per share, and the Bank of Canada noon rate of 0.9884 on December 6, 2011.

(12)    Represents performance-based RSUs awarded on December 6, 2011, which shall vest on December 6, 2014 upon the satisfaction of certain performance criteria.

(13)    The market or payout value as at December 30, 2011 was calculated using the closing price on the TSX of C$38.78 per share and the Bank of Canada noon rate on that day of 0.9833. The grant date fair value (i.e. the value as of the award date of December 6, 2011) was as follows: Mr. Harquail - $222,406, Mr. Rana - $123,568, Mr. Waterman - $126,004, Mr. Brink - $148,257 and Ms. Jones - $123,568, using the 5-day weighted average price on the TSX prior to such award date, which was C$42.48 per share, and the Bank of Canada noon rate of 0.9884 on December 6, 2011.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table (presented in accordance with Form 51-102F6) sets forth details of the value vested or earned during the most recently completed financial year for each incentive plan award.

Name	Option-based awards - Value vested during the year ($)		Share-based awards - Value vested during the year ($)(1)	Non-equity incentive plan compensation - Value earned during the year ($)
David Harquail	Nil		$77,002	$733,483
Sandip Rana	$381,959	(2)	$23,026	$354,095
Geoff Waterman	Nil		$46,015	$202,340
Paul Brink	Nil		$45,230	$505,850
Jacqueline A. Jones	$286,468	(2)	$13,083	$252,925

Notes

(1)          Time-based RSUs which were awarded on May 22, 2010, vested in respect of 33 1/3 % of the common shares subject to RSUs on May 22, 2011. No other RSUs vested during the year. The value vested was calculated using the closing price of the common shares on the TSX on May 20, 2011 (the last trading day following the vesting date), which was C$36.39 per share. The rate used for currency translation into U.S. dollars was 1.0272, which was the Bank of Canada noon rate on May 20, 2011.

(2)          The value vested during the year of option-based awards was calculated using the closing price of the common shares on the TSX on May 24, 2011 (the first trading day following the vesting date), which was C$36.99 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 1.0231, which was the Bank of Canada noon rate on May 24, 2011.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of the exercise of options during the most recently completed financial year by each Named Executive Officer and the financial year-end value of unexercised options on an aggregated basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)		Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In- the-Money Options at Financial Year-End ($)(1) Exercisable/ Unexercisable
David Harquail	Nil	Nil		500,000/Nil	$11,593,107/Nil
Sandip Rana	Nil	Nil		66,667/133,333	$484,439/$968,878
Geoff Waterman	50,000	C$	1,060,206	300,000/Nil	$6,955,864/Nil
Paul Brink	37,500	C$	817,736	112,500/Nil	$2,608,449/Nil
Jacqueline A. Jones	Nil	Nil		50,000/100,000	$363,329/$726,659

Notes

(1)          The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 30, 2011, which was C$38.78  per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 0.9833, which was the Bank of Canada noon rate on December 30, 2011.

Discussion of Incentive Plan Awards

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, are set out above in the Compensation Discussion and Analysis. An aggregate of 87,500 outstanding stock options held by Named Executive Officers were exercised during the financial year ended December 31, 2011.

As indicated above, for 2012, annual incentives will consist of an award of both a cash bonus and time-based RSUs, which in the aggregate will be targeted at 100% of base salary (other than for the CEO, who will have a  target of 150% of base salary). Long-term incentives will consist of an award of performance-based RSUs, which will be targeted at 50% of base salary.  For illustrative purposes, if all pre-set corporate and personal objectives for 2012 are met, in 2012 cash bonuses, time-based RSUs and performance-based RSUs will be awarded as follows:

Name	Potential 2012 Cash Bonus		Potential 2012 Time-Based RSUs		Potential 2012 Performance- Based RSUs
David Harquail	C$	500,000	C$	250,000	C$	250,000
Sandip Rana	C$	150,000	C$	150,000	C$	150,000
Geoff Waterman	C$	135,000	C$	135,000	C$	135,000
Paul Brink	C$	175,000	C$	175,000	C$	175,000
Jacqueline A. Jones	C$	130,000	C$	130,000	C$	130,000

Termination and Change of Control Benefits

Each of the Named Executive Officers has entered into an employment agreement with the Corporation that provides for payments at, following or in connection with a termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Corporation or a change in such Named Executive Officers’ responsibilities.

If a Named Executive Officer is terminated without just cause or resigns for “good reason” as defined in the applicable employment agreement (see below), the individual will be entitled to a lump sum payment equal to his or her base salary at the time of termination or resignation, as applicable, for the  “compensation period” (see below). The individual will also be entitled to continue participating in the Corporation’s benefit plans for the compensation period. If the Corporation is unable to continue the individual’s participation in one or more of its benefit plans, the Corporation is required to pay an amount equal to the premium cost or contributions that would have otherwise been made for the same period of time.

Under the terms of the Named Executive Officers’ employment agreements, the concept of resignation for “good reason” applies in circumstances unrelated to a “change of control” (see below). The concept of “good reason” generally includes:

(a)          changes in a Named Executive Officer’s duties or status, including a material change to the Named Executive Officer’s reporting relationship;

(b)         a change in aggregate compensation which would include annual base salary and the Named Executive Officer’s aggregate incentive compensation or aggregate target incentive compensation that would have the effect of reducing aggregate compensation by 35% or more, including any change in performance metrics that would produce such a result;

(c)          failure by the Corporation to continue to provide benefits at least as favourable as those initially provided or the taking of any action that would materially reduce any such benefits;

(d)         the Corporation requiring the Named Executive Officer to relocate; and

(e)          failure by the Corporation to obtain a satisfactory agreement from a successor corporation to assume and agree to perform the employment agreement.

For illustrative purposes, in accordance with Form 51-102F6, if a Named Executive Officer had been terminated without just cause or had resigned for “good reason” on December 31, 2011, the applicable compensation period (relevant for both base salary and continued participation in the Corporation’s benefits plans), the amounts payable and the value of options vested as of such date would have been as follows:

Name	Compensation period	Aggregate amount payable for base salary		Aggregate amount payable for perquisites and benefits(1)	Option-based awards - Value vested(2) ($)
David Harquail	24 months	C$	900,000	$33,876	$11,593,107
Sandip Rana	24 months	C$	500,000	$22,064	$484,439
Geoff Waterman	24 months	C$	510,000	$28,360	$6,955,864
Paul Brink	24 months	C$	600,000	$22,996	$2,608,449
Jacqueline A. Jones	24 months	C$	500,000	$20,354	$363,329

Notes

(1)          The actual amounts of perquisites for all Named Executive Officers have been disclosed in the Summary Compensation Table and it has been assumed that payment of these amounts would continue for the compensation period.

(2)          The value of stock options vested as of December 31, 2011 was calculated using the closing price of the common shares on the TSX on December 30, 2011, which was C$38.78 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 0.9833, which was the Bank of Canada noon rate on December 30, 2011.

The Named Executive Officers have “change of control” provisions in their applicable employment agreements. A “change of control” is defined as: (i) the acquisition of control in law (whether by sale, transfer, merger, consolidation or otherwise) of the Corporation by a third party (that is, the acquisition of control of at least 50.1% of the issued and outstanding voting shares of the Corporation) or (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Corporation to a third party.

In the event that a “change of control” occurs and the Named Executive Officer is terminated without cause or resigns for “good reason” within the twelve month period following the “change of control”, the Corporation is required to provide to the Named Executive Officer a lump sum payment of a multiple of the Named Executive Officer’s base salary and bonus (see below) at the time of termination or resignation, as applicable. For this purpose, the term bonus means the sum of: (i) the cash bonus awarded for performance during the applicable calendar year; (ii) the dollar value of the time-based RSUs at the time of their award for the applicable calendar year’s performance, if awarded; and (iii) the value of the performance-based RSUs awarded for the period beginning in the applicable calendar year. The Corporation is also required to continue the Named Executive Officer’s benefits coverage for a specified period (see below). If the Corporation is unable to continue the Named Executive Officer’s participation in one or more of its benefit plans, the Corporation is required to pay an amount equal to the premium cost or contributions that would have otherwise been made for the same period of time. In addition, under the terms of the original Option Plan, all options issued thereunder vest immediately upon a “change of control” (as defined in the Option Plan) and Named Executive Officers will have 30 days after receiving notice thereof to exercise their options. Under the terms of the Share Compensation Plan, all unvested RSUs and all options (whether or not currently exercisable) will vest or become exercisable, as applicable, at such time as determined by the CCGC in its sole discretion such that the Named Executive Officers will be able to participate in a change of control transaction, including by surrendering such RSUS or options, for consideration in the form of cash and/or securities, to be determined by the CCGC in its sole discretion.

For illustrative purposes, in accordance with Form 51-102F6, if a Named Executive Officer had been terminated without just cause or had resigned for “good reason” on December 31, 2011 following a “change of control”, the applicable multiple, the amount payable based on base salary and bonus actually received for

2011, the specified period for benefits, the amount payable for benefits, the value of options vested as of such date (assuming accelerated vesting of all options as a result of the change of control) and the value of RSUs vested as of such date (assuming accelerated vesting of all RSUs (both time-based and performance-based) as a result of the change of control) would have been as follows:

Name	Multiple	Aggregate amount payable for base salary and bonus	Compensation period	Aggregate amount payable for perquisites and benefits(1)	Option-based awards - Value vested(2) ($)	Share-based awards - Value vested(3)
David Harquail	2 times	$3,267,122	24 months	$33,876	$11,593,107	$1,172,075
Sandip Rana	1.5 times	$1,281,236	18 months	$16,548	$1,453,317	$403,441
Geoff Waterman	1.5 times	$1,068,497	18 months	$21,270	$6,955,864	$674,409
Paul Brink	1.5 times	$1,658,811	18 months	$17,247	$2,608,449	$713,228
Jacqueline A. Jones	1.5 times	$1,129,481	18 months	$15,266	$1,089,988	$383,230

Notes

(1)          The actual amounts of perquisites for all Named Executive Officers have been disclosed in the Summary Compensation Table and it has been assumed that payment of these amounts would continue for the compensation period.

(2)          The value of stock options vested as of December 31, 2011 (assuming accelerated vesting of all options as a result of the change of control as provided or permitted for in the Option Plan/Share Compensation Plan) was calculated using the closing price of the common shares on the TSX on December 30, 2011, which was C$38.78 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 0.9833, which was the Bank of Canada noon rate on December 30, 2011.

(3)          The value of RSUs vested as of December 31, 2011 (assuming accelerated vesting of all RSUs (both time-based and performance-based) as a result of the change of control as provided or permitted for in the Share Compensation Plan) was calculated using the closing price of the common shares on the TSX on December 30, 2011, which was C$38.78 per share. The rate used for currency translation into U.S. dollars was 0.9833, which was the Bank of Canada noon rate on December 30, 2011.

Director Compensation

Director Compensation Table

The following table (presented in accordance with Form 51-102F6) sets forth all amounts of compensation earned by the non-executive directors for the Company’s most recently completed financial year.

Name	Fees earned(1) ($)		Share- based awards ($)(2)	Option- based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)(3)	Total ($)
Pierre Lassonde	$91,053	(4)	$1,336	Nil	Nil	Nil	$92,389
Derek Evans	$45,527		$1,150	Nil	Nil	Nil	$46,677
Graham Farquharson	$45,527		$1,236	Nil	Nil	Nil	$46,763
Louis Gignac	$45,527		$815	Nil	Nil	Nil	$46,342
Randall Oliphant	$60,702	(5)	Nil	Nil	Nil	Nil	$60,702
David Peterson	$55,644	(6)	$1,439	Nil	Nil	Nil	$57,083

Notes

(1)          For a breakdown of fees paid in cash versus fees credited in DSUs, see the chart below under “Deferred Share Unit Plan”. Fees paid or payable to the directors were payable in Canadian dollars as follows: Lassonde — C$90,000, Evans - C$45,000, Farquharson - C$45,000, Gignac - C$45,000, Oliphant - C$60,000 and Peterson - C$55,000. The rate used for currency translation into U.S. dollars was 0.9833, which was the average rate used for currency translation for the Corporation’s expenses for the year ended December 31, 2011.

(2)          This represents the grant date fair value of the dividend equivalents credited under the DSU Plan in U.S. dollars.

(3)          Reimbursement to each of the directors for expenses and fees was made during the year.  These reimbursements were not considered perquisites, as they were integrally and directly related to the performance of each director’s duties.

(4)          Fees earned include C$45,000 in annual fees and C$45,000 in fees for serving as the Chair of the Board.

(5)          Fees earned include C$45,000 in annual fees and C$15,000 in fees for serving as the Chair of the ARC.

(6)          Fees earned include C$45,000 in annual fees and C$10,000 in fees for serving as Chair of the CCGC.

Discussion of Director Compensation Table

Significant factors necessary to understand the information disclosed in the Director Compensation Table above include the Board’s fee structure, the Corporation’s deferred share unit plan, and directors’ equity investment requirements.

Board Fees

Compensation for non-executive directors of the Corporation has been set at C$45,000 per director per year (the “Annual Retainer”). Directors do not currently receive additional compensation for attending Board or committee meetings. In addition, the Chair of the Board receives additional compensation of C$45,000 per year, the chair of the ARC receives additional compensation of C$15,000 per year and the chair of the CCGC receives additional compensation of C$10,000 per year. The foregoing fees are collectively referred to as “Board Fees”. Directors are also be reimbursed for out-of-pocket expenses for attending Board and committee meetings and in respect of other activities relating to Board service. No director compensation is paid to directors who are members of management of the Corporation.

Deferred Share Unit Plan

Effective March 26, 2008, the Board adopted a deferred share unit plan (the “DSU Plan”), which permits directors who are not salaried officers or employees of the Corporation or a related corporation (referred to as “Eligible Directors”) to defer receipt of all or a portion of their Board Fees until termination of Board service. The DSU Plan also provides the Board with the flexibility to award deferred share units (“DSUs”) to Eligible Directors as another form of compensation. Only Eligible Directors are permitted to participate in the DSU Plan which is administered by the CCGC.

With respect to conversion of Board Fees into DSUs (“Conversion DSUs”), each Eligible Director may elect to be paid a minimum of 20% up to a maximum of 100%, in 10% increments, of Board Fees in the form of Conversion DSUs in lieu of being paid such fees in cash. On the date on which Board Fees are payable (on a quarterly basis), the number of Conversion DSUs to be credited to a participating Eligible Director (a “Participant”) is determined by dividing an amount equal to the designated percentage of the Board Fees that the Participant has elected to have credited in Conversion DSUs on that fee payment date, by the calculated market value of a common share (typically on the TSX) on that fee payment date.

The DSU Plan also permits the CCGC to award DSUs (“Award DSUs”) to directors as compensation beyond Board Fees. This flexibility under the DSU Plan is intended to permit the CCGC to compensate directors for any special projects required by the Board or its committees. However, to date no Award DSUs have been awarded to directors under these provisions of the DSU Plan. Under the DSU Plan, the CCGC is authorized to determine when Award DSUs will be awarded, the number of Award DSUs to be awarded, the vesting criteria for each award of Award DSUs, if any, and all other terms and conditions of each award. Unless the CCGC determines otherwise, Award DSUs awarded under the Plan will be subject to a vesting schedule whereby they will become vested in equal instalments over three years with one-third vesting on the first anniversary of the award and one-third vesting on each of the subsequent anniversaries of the award. The CCGC may consider alternatives for vesting criteria related to the Corporation’s performance and has the flexibility under the DSU Plan to apply such vesting criteria to particular awards of Award DSUs. The DSU Plan also provides that: (i) where a participant’s termination of Board service is as a result of death, all unvested Award DSUs will vest effective on the date of death; and (ii) in a change of control context, all unvested Award DSUs will vest immediately prior to the change of control.

When dividends are declared by the Corporation, a Participant is also credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs the Participant holds on the record date for the payment of a dividend.

A Participant is permitted to redeem his vested DSUs only following termination of Board service by way of retirement, non-re-election as a director, resignation or death. A Participant (or, in the case of death of the Participant, the Participant’s legal representative) will be entitled, by giving written notice to the Corporation, provided the Participant is not at that time a salaried officer or an employee of the Corporation or a related corporation, to redeem, on one or more dates specified by the Participant (or the Participant’s legal representative, as the case may be) occurring on or after the date of such notice, which date(s) shall not, in any event, be prior to the tenth trading day following the release of the Corporation’s quarterly or annual financial results immediately following the Participant’s termination of Board service and shall not be later than December 1 of the first calendar year commencing after the time of such termination of Board service, all or a portion of the vested DSUs. If the Participant (or the Participant’s legal representative, as the case may be) fails to provide written notice to the Corporation in respect of the redemption of all or any portion of the Participant’s vested DSUs, the Participant (or the Participant’s legal representative, as the case may be) will be deemed to have elected to redeem all vested DSUs on December 1 of the calendar year commencing after the date of termination of Board service of the Participant.

Upon redemption of DSUs, the Corporation will pay to the Participant a lump sum cash payment equal to the number of DSUs to be redeemed multiplied by a calculation of the market value of a common share (typically on the TSX) on the redemption date, net of any applicable deductions and withholdings. The DSU Plan does not entitle any Participant to acquire common shares of the Corporation.

The following chart outlines the breakdown of fees paid in cash versus fees credited in DSUs during the year ended December 31, 2011 and the total DSUs accumulated during the year ended December 31, 2011.

Name	Fees earned(1) ($)	Election percentage (%)	Total fees paid in cash ($)	Total fees accrued in cash ($)	Total fees credited in DSUs ($)	Number of DSUs (#)	Dividend Equivalents (#)	Total DSUs
Pierre Lassonde	$91,053	0% / 20%(2)	$30,351	$42,491	$18,211	213	35	248
Derek Evans	$45,527	100%	Nil	Nil	$45,527	1,136	30	1,166
Graham Farquharson	$45,527	100%	Nil	Nil	$45,527	1,136	32	1,168
Louis Gignac	$45,527	50%	$9,485	$13,278	$22,764	570	21	591
Randall Oliphant	$60,702	0%	$25,293	$35,409	Nil	Nil	Nil	Nil
David Peterson	$55,644	100%	Nil	Nil	$55,644	1,397	38	1,435

Notes

(1)          Fees paid or payable to the directors were payable in Canadian dollars. The rate used for currency translation into U.S. dollars was 1.0117, which was the average rate used for currency translation for the Corporation’s expenses for the year ended December 31, 2011.

(2)          Mr. Lassonde elected 0% of his fees to be payable in DSUs for the period June 1, 2010 to May 31, 2011 and 20% of his fees to be payable in DSUs for the period June 1, 2011 to May 31, 2012.

Directors’ Equity Investment Requirements

With a view to aligning the interests of directors with those of shareholders, each director that is not a salaried officer or employee of the Corporation is required to hold a minimum equity investment in the Corporation equivalent in value to three times the Annual Retainer in the form of common shares of the Corporation and/or DSUs held pursuant to the DSU Plan. Each director has a period of three years from the date of his/her first election by shareholders or appointment by the Board, as applicable, to satisfy the minimum equity investment requirement.

Under the Equity Ownership Policy for Directors, if a director has not achieved the minimum equity investment at the time of any options being exercised by the director, he or she shall be required to continue to hold at least 50% or such lesser number of common shares issuable upon the exercise of such options as required to achieve the minimum equity ownership requirements.

For the purpose of determining the value of the equity investment of a director at any time, the value of common shares and DSUs under the DSU Plan held by such director will be based on the higher of: (i) the acquisition cost of such common shares and DSUs; and (ii) the current market value of the common shares held and of the DSUs under the DSU Plan. Based on the Annual Retainer for fiscal 2011, the minimum equity investment is C$135,000. The following table summarizes equity investment in the Corporation by individual directors as at March 20, 2012.

	Equity Ownership as at March 20, 2012		Equity Ownership as at March 31, 2011		Net Changes in Equity Ownership		Value of Equity Investment at		Additional
Name	Common Shares	DSUs	Common Shares	DSUs	Common Shares	DSUs	March 20, 2012(1)		Required Investment
Pierre Lassonde	3,044,247	4,091	3,374,247	3,744	(330,000)	347	C$	125,195,242	Nil
Derek Evans	4,000	4,088	4,000	2,972	Nil	1,116	C$	332,174	Nil
Graham Farquharson	76,630	4,336	76,630	3,217	Nil	1,119	C$	3,325,274	Nil
Louis Gignac	75,000	2,874	75,000	2,308	Nil	566	C$	3,198,285	Nil
Randall Oliphant	75,000	Nil	75,000	Nil	Nil	Nil	C$	3,080,250	Nil
David Peterson	65,000	5,093	75,000	3,727	(10,000)	1,366	C$	2,878,720	Nil

Notes

(1)          The closing price of the common shares on the TSX on March 20, 2012 was C$41.07 per share.

Other Information

There were no repricings during the financial year ended December 31, 2011. During the financial year ended December 31, 2011, no changes were made to the Share Compensation Plan. Other than the DSU Plan, the Corporation did not have any other share-based or option-based award programs for non-executive directors in place during the financial year ended December 31, 2011. No awards of Awards DSUs (as opposed to Conversion DSUs) were made under the DSU Plan during the financial year ended December 31, 2011.

Incentive Plan Awards for Directors

Outstanding Share-Based Awards and Option-Based Awards

The following table (presented in accordance with Form 51-102F6) sets forth for each non-executive director all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

	Option-based Awards						Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)		Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)(4)	Market or payout value of share- based awards that have not vested(5) ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Pierre Lassonde	175,000	(2)	C$	15.20	Dec. 1, 2017	$4,057,587	104	$3,966	Nil
Derek Evans	75,000	(3)	C$	18.91	Aug. 21, 2018	$1,465,363	69	$2,631	Nil
Graham Farquharson	75,000	(2)	C$	15.20	Dec. 1, 2017	$1,738,966	77	$2,963	Nil

	Option-based Awards						Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)		Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)(4)	Market or payout value of share- based awards that have not vested(5) ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Louis Gignac	75,000	(2)	C$	15.20	Dec. 1, 2017	$1,738,966	60	$2,288	Nil
Randall Oliphant	75,000	(2)	C$	15.20	Dec. 1, 2017	$1,738,966	Nil	Nil	Nil
David Peterson	75,000	(2)	C$	15.20	Dec. 1, 2017	$1,738,966	86	$3,279	Nil

Notes

(1)          The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 30, 2011, which was C$38.78 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 0.9833, which was the Bank of Canada noon rate on December 30, 2011.

(2)          These options vested over a three-year period from their grant date of December 1, 2007.

(3)          These options vested over a three-year period from their grant date of August 21, 2008.

(4)          This is the number of dividend equivalents credited under the DSU Plan since its inception.

(5)          The market or payout value as at December 30, 2011 was calculated using the closing price on the TSX of C$38.78 per share and the Bank of Canada noon rate on that day of 0.9833. The grant date fair value of the dividend equivalents credited under the DSU Plan was as follows: Mr. Lassonde - $3,197, Mr. Evans - $2,213, Mr. Farquharson - $2,455, Mr. Gignac - $1,835, Mr. Oliphant - Nil and Mr. Peterson - $2,761.

Incentive Plan Awards — Value Vested or Earning During the Year

The following table (presented in accordance with Form 51-102F6) sets forth details of the value vested or earned by each non-executive director during the most recently completed financial year for each incentive plan award.

Name	Option-based awards - Value vested during the year ($)		Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Pierre Lassonde	Nil		Nil	Nil
Derek Evans	$594,712	(1)	Nil	Nil
Graham Farquharson	Nil		Nil	Nil
Louis Gignac	Nil		Nil	Nil
Randall Oliphant	Nil		Nil	Nil
David Peterson	Nil		Nil	Nil

Notes

(1)         The value vested during the year of option-based awards was calculated using the closing price of the common shares on the TSX on August 19, 2011 (the first trading day following the vesting date), which was C$42.34 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 1.0153, which was the Bank of Canada noon rate on August 19, 2011.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of the exercise of options during the most recently completed financial year by each non-executive director and the financial year-end value of unexercised options on an aggregated basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In the-Money Options at Financial Year-End ($)(1) Exercisable/ Unexercisable
Pierre Lassonde	Nil	Nil	175,000/Nil	$4,057,587/Nil
Derek Evans	Nil	Nil	75,000/Nil	$1,465,363/Nil
Graham Farquharson	Nil	Nil	75,000/Nil	$1,738,966/Nil
Louis Gignac	Nil	Nil	75,000/Nil	$1,738,966/Nil
Randall Oliphant	Nil	Nil	75,000/Nil	$1,738,966/Nil
David Peterson	Nil	Nil	75,000/Nil	$1,738,966/Nil

Notes

(1)          The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 30, 2011 , which was C$38.78  per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 0.9833, which was the Bank of Canada noon rate on December 30, 2011.

Discussion of Incentive Plan Awards for Directors

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, in respect of non-executive directors, are set out above. For clarity, the only plan-based awards for which non-executive directors are eligible are those awarded under the Share Compensation Plan and under the DSU Plan. Non-executive directors are not eligible for annual cash bonuses or RSUs under the Share Compensation Plan.

No outstanding options held by directors were exercised during the financial year ended December 31, 2011. To date, at the time of joining the Board, directors have been granted stock options to provide a long-term ownership perspective on the direction of the Corporation. While the Share Compensation Plan technically permits the grant of options to directors, the Corporation has no intention of granting options to any existing non-executive directors in the foreseeable future. Options would, however, be considered in connection with the recruitment of a new director.

OTHER INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans

The following table (presented in accordance with Form 51-102F5) sets forth all compensation plans under which equity securities of the Corporation are authorized for issuance as of the end of the most recently completed financial year.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders — Share Compensation Plan - RSUs	134,314	Not applicable	N/A
Equity compensation plans approved by shareholders — Share Compensation Plan - Options	2,802,400	C$20.75	N/A
Total	2,936,714	Not applicable	2,293,096	(1)

Notes

(1)          This is the total number of common shares remaining available for future issuance under the Share Compensation Plan as of December 31, 2011, less the number of common shares to be issued upon the vesting of outstanding RSUs and the exercise of outstanding stock options.

(2)          Please note, as of March 20, 2012, up to a maximum of 334,700 common shares of the Corporation were reserved for issuance pursuant to Gold Wheaton Options outstanding. See “Statement of Executive Compensation — Compensation Discussion and Analysis — Elements of Compensation — Long-Term Incentives — Common Shares Reserved for Issuance — Gold Wheaton Transaction”.

Indebtedness of Directors and Officers

During the most recently completed financial year and as at the date hereof, no director, proposed nominee for election as a director, officer, employee or associate of any such persons has been or is indebted to the Corporation nor has the Corporation guaranteed any loans on behalf of any of these individuals.

Interest of Management and Others in Material Transactions

Management of the Corporation is not aware of a material interest, direct or indirect, of any director or officer of the Corporation, any director or officer of a body corporate that is itself an insider or subsidiary of the Corporation, any proposed nominee for election as a director of the Corporation, any principal shareholder, or any associate or affiliate of any such person, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Directors’ and Officers’ Liability Insurance

The Corporation maintains directors’ and officers’ liability insurance for the officers and directors of the Corporation which provides coverage in the amount of $50,000,000 in each policy year.  The deductible amount on the policy is $1,000,000 and the total annual premium for the policy for 2012 is $252,083.

STATEMENT OF GOVERNANCE PRACTICES

Board of Directors

Composition of the Board - Independence

The Board is currently comprised of seven directors. The Board has considered the independence of each of its directors. Consistent with National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”), to be considered independent, the Board must conclude that a director has no material relationship with the Corporation. A “material relationship” is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment and includes an indirect material relationship.

The Board has concluded that six directors (Messrs. Lassonde, Peterson, Gignac, Farquharson, Oliphant and Evans) are “independent” for purposes of Board membership, as provided in NI 58-101, and therefore a majority of the directors are “independent”. By virtue of his position as President and CEO, Mr. Harquail is not considered “independent”.

The Board has also considered the independence of its directors more generally, and whether they are “related” or “affiliated” as defined by various governance ratings agencies and confirms its view that Messrs. Lassonde, Peterson, Gignac, Farquharson, Oliphant and Evans are not “related” or “affiliated” with the Corporation in such a way as to affect their exercise of independent judgment.

Composition of the Board — Skills Matrix

In connection with its nomination and Board assessment responsibilities (see “Nomination of Directors” and “Board Assessment” below), the CCGC has developed a skills matrix comprised of the skills and competencies it expects the Board as a whole to possess and has identified which of those skills and competencies are possessed by its existing directors. The skills and competencies are as follows: experience with respect to the mining industry, experience with respect to the oil & gas industry, experience in accounting and finance matters, risk management, legal matters, human resources and compensation matters, corporate governance, public company boards and public company management. The following table outlines the CCGC’s assessment of which of those skills are possessed by the existing directors.

Skill	Lassonde	Peterson	Gignac	Farquharson	Oliphant	Evans	Harquail
Mining	x		x	x	x		x
Oil & Gas					x	x
Accounting and Finance	x		x	x	x	x	x
Legal		x			x
Risk Management	x	x	x	x	x	x	x
HR and Compensation	x	x	x	x	x	x	x
Corporate Governance	x	x	x	x	x	x	x
Public Company Boards	x	x	x	x	x	x	x
Public Company Management	x	x	x	x	x	x	x

Other Directorships

Certain directors of the Corporation are also presently directors of other issuers that are reporting issuers (or the equivalent) in Canada or elsewhere.  Information as to such other directorships is set out below. Louis Gignac and Graham Farquharson are both directors of St Andrew Goldfields Ltd. and Pierre Lassonde and Randall Oliphant are both directors of New Gold Inc.  With respect to these interlocking board memberships, it is the Board’s view that the mining community at the highest levels is closely connected and that in order for the Corporation’s directors to maintain these connections, which are in the best interests of the Corporation, directors of the Corporation should be permitted to serve on other boards of directors, including in some cases, the same board of directors.  The Board is satisfied that it has a system for dealing with conflicts of interest if any were to arise. See “Ethical Business Conduct” below.

Director	Other Public Company Directorships	Other Public Company Committee Memberships
Pierre Lassonde	Enghouse Systems Limited New Gold Inc.	Compensation (Chair) Compensation
David Harquail	None	None
Derek Evans	Pengrowth Energy Corporation	None
Graham Farquharson	St Andrew Goldfields Ltd.	Compensation and Human Resources (Chair); Environmental, Health and Safety and Technical
Louis Gignac	Domtar Corporation St Andrew Goldfields Ltd.	Audit; Environmental, Health and Safety Audit; Compensation and Human Resources; Governance and Nominating
Randall Oliphant	Silver Bear Resources Inc. New Gold Inc. WesternZagros Resources Ltd.	None None Audit; Governance
David Peterson	Rogers Communications Inc. Shoppers Drug Mart Corporation Industrielle-Alliance Insurance and Financial Services Inc. South East Group Limited MBAC Fertilizer Corp. Versapay Corporation	Pension Audit Ethics None Corporate Governance and Nominating (Chair) Compensation

Independent Director Meetings

At 100% of the meetings of the Board and its committees held during fiscal 2011, the independent directors held an in-camera session at which non-independent directors and members of management were not present. It is the intention of the directors to continue to hold such an in-camera session at each Board and committee meeting going forward.

Chair of the Board

The Board has concluded that Mr. Lassonde, the Chair of the Board, is an independent director. See “Composition of the Board — Independence” above. The Chair of the Board’s role is to provide leadership to the directors in discharging their mandate, including by: (i) leading, managing and organizing the Board, consistent with the approach to corporate governance adopted by the Board from time to time; (ii) promoting cohesiveness among the directors; and (iii) being satisfied that the responsibilities of the Board and its committees are well understood by the directors. The responsibilities of the Chair of the Board include:

•                 providing advice, counsel and mentorship to the CEO;

•                  promoting the provision of information to the directors on a timely basis;

•                  with respect to meetings of the Board, scheduling meetings, setting the agendas for the meetings, presiding over the meetings, co-ordinating with the chairs of the committees of the Board to schedule committee meetings, ensuring that all business required to come before the Board is brought properly, monitoring the adequacy of Board materials, ensuring sufficient time for review of materials, and encouraging free and open discussion at meetings of the Board; and

•                  presiding over shareholders’ meetings.

Attendance at Meetings

During the financial year ended December 31, 2011, the Board held 8 meetings. The ARC held 6 meetings and the CCGC held 5 meetings. The following summarizes the attendance record for each of such meetings.

Name	Board Meetings Attended	ARC Meetings Attended	CCGC Meetings Attended
Pierre Lassonde	8 of 8 – 100%	N/A	N/A
David Harquail	8 of 8 – 100%	N/A	N/A
Derek Evans	8 of 8 – 100%	6 of 6 – 100%	N/A
Graham Farquharson	7 of 8 – 87.5%	N/A	5 of 5 – 100%
Louis Gignac	8 of 8 – 100%	5 of 6 – 83.3%	N/A
Randall Oliphant	7 of 8 – 87.5%	6 of 6 – 100%	N/A
David Peterson	8 of 8 – 100%	N/A	5 of 5 – 100%

It is the policy of the Board that, except in exceptional circumstances (i.e. due to illness or other incapacity), all directors of the Corporation shall attend the annual meeting of shareholders of the Corporation.

Board Mandate

A copy of the Board’s written mandate is attached as Schedule “A” to this Circular.

Board Engagement with Shareholders on Governance Matters

On November 11, 2010, the Board adopted a policy relating to Board engagement with shareholders on governance matters. The policy provides that the Board believes that it is important to have regular and constructive engagement directly with the shareholders of the Corporation to allow and encourage shareholders to express their views on governance matters directly to the Board outside of the Corporation’s annual meetings. These discussions are intended to be an interchange of views about governance and disclosure matters that are within the public domain and will not include a discussion of undisclosed material facts or material changes. This policy further provides that the Board will continue with developing practices to increase engagement with its shareholders as is appropriate for its shareholder base and size. Examples of engagement practices in 2011 include meetings between the Chair of the Board and the Corporation’s larger shareholders and potential shareholders in North America and Europe, as well meetings between Board members and the Corporation’s shareholders and potential shareholders in New York in conjunction with the Corporation’s NYSE listing ceremony. This policy also provides that the Board recognizes that shareholder engagement is an evolving practice in Canada and globally and will review this policy annually to ensure that it is effective in achieving its objectives.

Director Retirement Policy

The Board has adopted a director retirement policy which provides the framework for the Corporation to ensure the ongoing renewal of the Board by specifying requirements regarding the retirement of directors. On the March 1st after a non-employee director’s 72nd birthday and on every March 1st thereafter while the director is still a director of the Corporation, a director must submit his or her resignation to the Board and the CCGC for consideration. The CCGC will consider such resignation and, taking into account factors such as the competencies and skills possessed by the Board as a whole and the director individually, the size of the Board and the overall best interests of the Corporation, make a recommendation to the Board as to whether the Board should accept such resignation in conjunction with the Corporation’s next annual meeting of shareholders or reject such resignation and nominate the director for election at the Corporation’s next annual meeting of shareholders. The Board will then consider the CCGC’s recommendation and make its determination. Given the stage of the Corporation’s development, the Board has determined not to establish term limits for directors due to the potential loss of contributions from directors who have significant insight into the Corporation and its operations.

Board Committees

Audit and Risk Committee

The Corporation has an audit and risk committee (the “ARC”) that consists of Derek Evans, Louis Gignac and Randall Oliphant, with Randall Oliphant serving as Chair. All members of the ARC are “independent” and “financially literate” (as defined in National Instrument 52-110 — Audit Committees). In addition, Mr. Oliphant has been determined by the Board in its business judgment to be a “financial expert”. The ARC has been established to assist the Board in fulfilling its oversight and evaluation of:

•                  the quality and integrity of the financial statements of the Corporation;

•                  the compliance by the Corporation with legal and regulatory requirements in respect of financial disclosure;

•                  the qualification, independence and performance of the Corporation’s independent auditors;

•                  the performance of the Chief Financial Officer;

•                  risk management oversight;

•                  the compliance by the Corporation with legal and regulatory requirements in respect of its oil and gas disclosure; and

•                  the qualification, independence and performance of the Corporation’s qualified oil and gas reserves evaluator or auditor.

Specifically, with respect to the independent auditors, the ARC is directly responsible for the appointment, compensation, retention (and termination) and oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between management and the independent auditor regarding financial reporting).

The Corporation’s Audit and Risk Committee Charter also addresses the ARC’s responsibilities relating to risk management and oil and gas reserves. A copy of the Corporation’s Audit and Risk Committee Charter and additional disclosure relating to the ARC is set out in the Corporation’s Annual Information Form and Form 40-F which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively.

Compensation and Corporate Governance Committee

The Corporation has a compensation and corporate governance committee (the “CCGC”) that consists of Graham Farquharson and David Peterson, with David Peterson serving as Chair. The CCGC serves as the Board’s nominating committee. All members of the CCGC are “independent” (as defined in National Instrument 58-101 — Disclosure of Corporate Governance Practices). Among other things, the CCGC:

•                  reviews and makes recommendations to the Board concerning the appointment of officers of the Corporation;

•                  annually reviews the CEO’s goals and objectives for the upcoming year, provides an appraisal of the CEO’s performance and reviews his compensation;

•                  makes recommendations concerning the remuneration of directors; and

•                  administers and makes recommendations regarding the operation of the Corporation’s employee incentive compensation plans.

The CCGC is also responsible for:

•                  developing the Corporation’s approach to governance issues;

•                  filling vacancies among the directors (see “Nomination of Directors”);

•                  reviewing the effectiveness and the contribution of the Board, its committees and individual directors (see “Board Assessment”);

•                  adopting and reviewing and updating the Corporation’s written code of business conduct and ethics and its written disclosure policy (see “Ethical Business Conduct”); and

•                  ensuring compliance of the compensation policies and practices of the Corporation with its enterprise risk management goals.

Position Descriptions

The Board has developed and approved written position descriptions for the Chair of the Board, the Chair of the ARC, the Chair of the CCGC and for the CEO.

Orientation and Continuing Education

The Corporation provides an orientation program for new directors in order that they can become familiar with the role of the Board, its committees and its directors and with the nature and operation of the Corporation’s business.  To date, all Board members have been provided with a copy of the written mandate and charters for the Board and each of its committees, respectively, and a copy of the Board’s approved policies relating to, among other things, the business conduct and ethics of directors, officers and employees, auditor independence, employee complaint procedures for accounting and auditing matters and confidentiality, fair disclosure and trading in securities. Board members have also been provided with a copy of each committee’s planning schedules / work plans, as applicable. New Board members will be provided with these materials and meet with the Chair of the Board and members of management as part of their orientation.

With respect to continuing education, the Corporation continues to ensure that its directors maintain the skill and knowledge necessary to meet their obligations as directors by having management provide relevant presentations at Board and committee meetings, as appropriate, by bringing consultants in to address the Board on various issues, and by arranging for other meetings with management from time to time.  The Board also has scheduled dinners at which educational topics are discussed, such as executive compensation and succession matters. The Board also receives, on a regular basis, educational materials of interest from the CEO and the Chief Legal Officer.

During 2011, in addition to standard management presentations on such matters as enterprise risk management, compensation policies and strategies, the Corporation’s portfolio of assets and management thereof, analyst reports, corporate performance reviews and merger and acquisition strategies in the mining and oil & gas industries, the Board received the following presentations from management and outside advisors/experts/third parties:

Timing/Place	Topic	Presented/Hosted By
March — Toronto	IFRS	Management of the Corporation and PwC
August — Toronto	Opportunities in the Base Metals Industry	Management of the Corporation
September — New York	Gold Prices	Corporation hosted two leading gold experts who presented with P. Lassonde
October — Sudbury, Ontario (mine site visit)	Quadra FNX’s Sudbury Operations	Management of Quadra FNX

Directors have full and free access to officers and employees of the Corporation and may arrange meetings either directly or through the CEO. In addition, Board members are encouraged to attend external director education conferences at the Corporation’s expense and to attend mining industry events, the latter of which several directors did in 2011.

Ethical Business Conduct

Code of Business Conduct and Ethics

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the Corporation’s directors, officers and employees. The Code was updated effective March 24, 2011 to reflect the Corporation’s policy that loans to or guarantees of obligations of the Corporation’s personnel may present conflicts of interest, as well as other operational policies of the Corporation. The updated version of the Code was filed on SEDAR at www.sedar.com and is available on the Corporation’s web site at www.franco-nevada.com.

The Code reflects the Corporation’s core values of honesty, responsibility and fairness and addresses the following matters: compliance with laws, rules and regulations; conflicts of interest; confidentiality; corporate opportunities; protection and proper use of corporate assets; competition and fair dealing; gifts and entertainment; payments to government personnel; discrimination, harassment and equal opportunity; health and safety; accuracy of company records and reporting; use of e-mail and internet services; and reporting of any illegal or unethical behaviour.

With respect to the issue of conflicts of interest in particular, various officers, directors or other insiders of the Corporation may hold senior positions with entities involved in the resource industry or otherwise be involved in transactions within the resource industry and may develop other interests outside the Corporation. In the event that any such conflict of interest arises, a director who has such a conflict will be required to disclose the conflict to a meeting of the directors of the Corporation and abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Corporation will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Any decision made by any of such directors involving the Corporation will be required to be made in accordance with their duties and obligations to deal honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

The CCGC will monitor the Code and be responsible for granting any waivers from the application of the Code and will review management’s monitoring of compliance with the Code. To date, no such waivers have been granted.

Under the Code, the Corporation’s personnel are expected to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behaviour and when in doubt about the best course of action in a particular situation. All of the Corporation’s personnel are required to cooperate in internal investigations of misconduct.

Whistleblower Policy

The Board has adopted employee complaint procedures for accounting and auditing matters (collectively, the “Whistleblower Policy”) for the Corporation’s directors, officers and employees to enable such personnel to submit good faith complaints relating to any questionable accounting or auditing matter. The Whistleblower Policy outlines how an employee with a good faith concern about any accounting or auditing matter can report those concerns directly to the Chief Legal Officer, and on an anonymous basis, directly to the Chair of the Audit Committee.

Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities

The Board has adopted a policy concerning confidentiality, fair disclosure and trading in securities, which serves as the Corporation’s corporate disclosure policy and insider trading policy. This policy applies to the Corporation’s directors, officers and employees to ensure that such personnel comply with securities legislation and the rules of applicable stock exchanges relating to insider trading, tipping and selective disclosure.

With respect to confidentiality and disclosure, this policy generally outlines principles of confidentiality and guidelines for maintaining confidentiality, disclosure principles and guidelines for disclosure (including who the authorized spokespersons are and how discussions with the investing community will occur), what constitutes material information, what is non-public information and how forward-looking information should be disclosed.

With respect to trading in securities, this policy generally outlines prohibitions on trading, the Corporation’s policies on trading windows and black-out periods, required pre-approval for trades by insiders (including the entering into of any “equity monetization”  transactions or purchases of financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities) and sanctions if improper trading were to occur. This policy requires the Corporation’s personnel to report any violations immediately to the CEO or the Chief Legal Officer.

Risk Management

The Corporation’s enterprise risk management environment ensures that the key objectives and strategy for the success of the Corporation are achieved. The risk management process of the Corporation is a several pronged process involving management, the ARC and the Board of the Corporation. In its annual strategic planning session, the Board’s understanding of the current business strategy, its critical success factors and the related business risks is a key focus. The risks of the business are analyzed and reviewed together with strategic opportunities and issues. Management provides a detailed listing of risks and a related risk analysis, the latest of which was presented and reviewed with the ARC in November of 2011. Included in this review, the roles of management, the ARC and the Board relating to risk were highlighted and reaffirmed. The Board is responsible for strategic aspects and the enforcement of an appropriate risk culture throughout the organization, including through the CCGC relating to compensation aspects. The ARC is charged with the supervision of the risk analysis and policing of the mitigation factors and plans.  Management conducts a periodic detailed analysis of risks, recommended mitigation plans and is responsible for the implementation and review of effectiveness of such mitigation plans.

Environmental and Corporate Social Responsibility Policy

The Board has adopted an environmental and corporate social responsibility policy which provides the framework for the Corporation’s approach to addressing its environmental and social responsibilities as a good corporate citizen. This policy acknowledges the nature of the Corporation’s business (i.e. that it invests in the businesses of others, principally through holding royalties, and does not operate any mineral or oil & gas properties and that it is an entity with a very small workforce, with limited operations). This policy articulates the Corporation’s positions with respect to: (i) compliance with legal and regulatory environmental, health and safety and human rights requirements; (ii) due diligence in choosing its investments and their operators (i.e. that they be “quality” operators);  (iii) supporting the mineral and oil & gas industries (through industry associations and councils) in their efforts to operate in an environmentally and socially responsible fashion with continual improvement in sustainable development performance; (iv) employees of the Corporation making a positive impact on the environment and on social issues, including, where feasible, in the procurement of goods and services; and (v) maintaining open lines of communications with stakeholders and taking into account their concerns and suggestions.

Health and Safety Policy

The Board has adopted a health and safety policy which provides the framework for the Corporation’s approach to addressing health and safety risks. This policy acknowledges the nature of the Corporation’s business (as described above) and the fact that health and safety are not typically direct risks of the Corporation’s operations. This policy articulates the Corporation’s positions with respect to: (i) compliance with legal and regulatory health and safety requirements; (ii) the standard for the facilities in which the Corporation’s offices are located from a health and safety perspective; (iii) the health and safety responsibilities of the Corporation’s employees with respect to maintenance of the workplace, following rules and reporting issues and the Corporation’s responsibilities with respect to training its employees; (iv) violence and harassment in the workplace; and (iv) substance abuse.

Discrimination, Harassment and Equal Opportunity Policy

The Board has adopted a discrimination, harassment and equal opportunity policy which provides the framework for the Corporation to maintain an environment free of discrimination and harassment, in which all individuals are treated with respect and dignity, are able to contribute fully and have equal opportunities. This policy also deals with harassment and workplace violence. This policy articulates the Corporation’s position with respect to: diversity, equal opportunity, discrimination (including grounds therefore), harassment and threats or acts of violence; (ii) reporting inappropriate conduct, harassment and workplace violence; (iii) disciplinary measures; and (iv) the development of procedures to prevent and address human rights issues.

Nomination of Directors

The CCGC serves as the Board’s nominating committee. The CCGC is composed entirely of independent directors. The responsibilities, powers and operation of the CCGC generally are summarized above under “Compensation and Corporate Governance Committee”. With respect to nomination of directors, the CCGC is responsible for:

•                  developing and recommending to the Board criteria for selecting new directors;

•                  assisting the Board by identifying individuals qualified to become members of the Board; and

•                  recommending to the Board the director nominees for the next annual meeting of shareholders and for each committee of the Board.

The process by which the Board will identify new candidates for Board nomination will involve:

•                  annually reviewing the competencies, skills and personal qualities required of directors to add value to the Corporation;

•                  annually reviewing the competencies and skills that the Board considers each director to possess and what each new nominee should bring to the Board; and

•                  seeking individuals qualified to become members of the Board, in the context of the Corporation’s needs and the criteria established by the Board.

The CCGC has the authority to retain a search firm to be used to identify director candidates.

Compensation Process

The CCGC serves as the Board’s compensation committee. The CCGC is composed entirely of independent directors. The responsibilities, powers and operation of the CCGC generally are summarized above under “Compensation and Corporate Governance Committee”.  With respect to compensation of directors and executive officers, the CCGC is responsible for:

•                  assisting the Board in its annual review of the Board’s performance and oversight of the evaluation of management’s performance;

•                  reviewing and making recommendations to the Board with respect to the compensation of directors and the executive officers (including the CEO) of the Corporation; and

•                  approving and evaluating the compensation plans, policies and programs of the Corporation.

For information regarding the process by which the Board determines the compensation for the Corporation’s executive officers, please see “Statement of Executive Compensation — Compensation Discussion & Analysis”. For information regarding the process by which the Board determines the compensation for the Corporation’s directors, please see “Statement of Executive Compensation — Compensation of Directors”.

Board Assessment

The Board assesses itself, its committees and individual directors with respect to their effectiveness and contribution on an annual basis. Such assessment process involves a director questionnaire and discussions among the Chair of the Board, the Chairs of the committees and individual directors relating to overall Board assessment, individual committee assessments, Board Chair assessment, individual committee chair assessments and individual director self and peer assessments. Members of the CCGC are responsible for collecting questionnaires and assessing them, and facilitating discussions. The Chair of the CCGC prepares a written report on the results of this process. The CCGC is also permitted to retain external advisors to assist with the assessment process. The assessment for 2011 was conducted in the first quarter of 2012 and the CCGC and the Board considered the results of the assessment process at their March meeting.

Succession Planning

The CCGC is responsible for ensuring that succession strategies are both appropriate and are being implemented.  Most meetings of the CCGC and meetings of the Board include an in-camera session with and without the CEO at which human resource issues and succession are discussed.  In connection with an offsite Board dinner held in November 2011, the CEO provided in advance to the Board a memorandum reviewing key employees and an organizational update.  At that dinner he provided a verbal report to the Board on his current succession plan and those internal candidates that were in a succession position near term and those that would require longer term mentoring.  The CEO reported on his actions to mentor the internal candidates, including the provision of executive coaching, additional educational resources, broader experiences and higher public profiles. The potential for the Corporation to recruit an external candidate as CEO was also discussed and is considered a viable option by both the CEO and the Board.  However, both the CEO and Board see this as an option that does not require implementation of process at this stage.  The CCGC also monitors progress in succession for executive positions reporting to the CEO.  One of the five corporate goals for each executive is to ensure succession and technical depth are in place.  Specific succession objectives are included in the annual key responsibilities and specific objectives that are agreed upon with each executive and the CEO and which are provided to the CCGC.  Each year, the CEO reviews the achievement of succession objectives with each executive which then forms part of the CEO’s annual performance review of each executive and recommendations that he makes to the CCGC. These reviews and recommendations are considered by the CCGC in connection with its recommendations to the Board for annual incentive compensation.

SHAREHOLDER PROPOSALS FOR NEXT MEETING

The Canada Business Corporations Act, which governs the Corporation, provides that shareholder proposals must be received by December 21, 2012 to be considered for inclusion in the management information circular and the form of proxy for the 2013 annual meeting of shareholders, which is expected to be held on or about May 8, 2013.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Corporation’s website at www.franco-nevada.com. Financial information is provided in the Corporation’s audited annual financial statements and management’s discussion and analysis as at and for the year ended December 31, 2011.

In addition, copies of the Corporation’s audited annual financial statements and management’s discussion and analysis as at and for the year ended December 31, 2011 may be obtained upon request to the Corporate Secretary of the Corporation. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

DIRECTORS’ APPROVAL

The directors of the Corporation have approved the contents and the sending of this Circular.

DATED as of March 23, 2012.

ON BEHALF OF THE BOARD OF DIRECTORS

“Jacqueline A. Jones”
Chief Legal Officer & Corporate Secretary

SCHEDULE “A”

FRANCO-NEVADA CORPORATION

MANDATE OF THE BOARD OF DIRECTORS

1.                                      PURPOSE

The purpose of this mandate is to set out the mandate and responsibilities of the board of directors (the “Board of Directors” or “Board”) of Franco-Nevada Corporation (“Franco-Nevada”).  The Board of Directors is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of Franco-Nevada with the highest standards of ethical conduct and in the best interests of Franco-Nevada.

2.                                      COMPOSITION

The Board of Directors shall be composed of between six and 12 individuals, the majority of whom will be Canadian residents.  The Board shall be constituted with a majority of individuals who qualify as “independent” directors as defined in National Instrument 58-101 — Disclosure of Corporate Governance Practices.

3.                                      RESPONSIBILITIES OF THE BOARD OF DIRECTORS

The Board of Directors is responsible for the stewardship of Franco-Nevada and in that regard shall be responsible for:

(a)          to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

(b)         enhancing the reputation, goodwill and image of Franco-Nevada;

(c)          adopting a strategic planning process and reviewing, on an annual basis, the strategic plan and business objectives of Franco-Nevada (taking into account, among other things, the opportunities and risks of Franco-Nevada’s business) that are presented by management;

(d)         the identification and review of the principal risks of Franco-Nevada’s business and ensuring, with the assistance of the audit and risk committee of the Board (the “Audit and Risk Committee”), the implementation of appropriate risk management systems;

(e)          ensuring, with the assistance of the compensation and corporate governance committee of the Board (the “Compensation and Corporate Governance Committee”), the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable laws, and that such compliance is reviewed periodically by the Compensation and Corporate Governance Committee;

(f)            assessing the performance of Franco-Nevada’s executive officers, monitoring succession plans and periodically monitoring the compensation levels of executive officers based on the determinations and recommendations made by the Compensation and Corporate Governance Committee;

(g)         ensuring internal control and management information systems are in place for Franco-Nevada, with the Audit and Risk Committee assessing the effectiveness of the internal control and management information systems through meetings held with the external auditors, as appropriate, and senior management and a review of reports prepared by senior management;

(h)         establishing the Audit and Risk Committee as a standing audit committee of the Board;

(i)             developing Franco-Nevada’s approach to corporate governance by establishing the Compensation and Corporate Governance Committee as a standing committee of the Board, including developing a set of corporate governance principles and guidelines that are specifically applicable to Franco-Nevada;

(j)             ensuring that Franco-Nevada has in place a communication policy which enables Franco-Nevada to effectively communicate with shareholders, other stakeholders and the public generally, and is reviewed at such intervals as the Board deems appropriate; and

(k)          establishing measures for receiving feedback from stakeholders.

4.                                      EXPECTATIONS OF DIRECTORS

The Board of Directors has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the proper conduct of the Board.

(a)          Commitment and Attendance.  All directors are expected to maintain a high attendance record at meetings of the Board and the committees of which they are members. Attendance by telephone or video conference may be used to facilitate a director’s attendance.

(b)         Preparation for Meetings.  All directors are expected to review the materials circulated in advance of meetings of the Board and its committees and should arrive prepared to discuss the issues presented.  Directors are encouraged to contact the Chair of the Board, the Chief Executive Officer and any other appropriate executive officer(s) of Franco-Nevada to ask questions and discuss agenda items prior to meetings.

(c)          Participation in Meetings.  Each director is expected to be sufficiently knowledgeable of the business of Franco-Nevada, including its financial statements, and the risks it faces, to ensure active and effective participation in the deliberations of the Board of Directors and of each committee on which he or she serves.

(d)         Loyalty and Ethics.  In their roles as directors, all directors owe a duty of loyalty to Franco-Nevada. This duty of loyalty mandates that the best interests of Franco-Nevada take precedence over any other interest possessed by a director.  Directors are expected to conduct themselves in accordance with Franco-Nevada’s Code of Business Conduct and Ethics.

(e)          Other Directorships and Significant Activities.  Franco-Nevada values the experience directors bring from other boards on which they serve and other activities in which they participate, but recognizes that those boards and activities also may present demands on a director’s time and availability and may present conflicts or legal issues, including independence issues. No director should serve on the board of a competitor or of a regulatory body with oversight of Franco-Nevada. Each director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the director’s time and availability for his or her commitment to Franco-Nevada.  Directors should advise the chair of the Compensation and Corporate Governance Committee and the Chief Executive Officer before accepting membership on other public company boards of directors or any audit committee or other significant committee assignment on any other board of directors, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the director’s relationship to Franco-Nevada.

(f)            Contact with Management and Employees.  All directors should be free to contact the Chief Executive Officer at any time to discuss any aspect of Franco-Nevada’s business.  Directors should use their judgement to ensure that any such contact is not disruptive to the operations of Franco-Nevada. The Board of Directors expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer in meetings of the Board of Directors and committees, or in other formal or informal settings.

(g)         Speaking on Behalf of Franco-Nevada.  It is important that Franco-Nevada speak to employees and outside constituencies with a single voice, and that management serve as the primary spokesperson.  As a result, directors should ensure that they adhere to Franco-Nevada’s disclosure policy.

(h)         Confidentiality.  The proceedings and deliberations of the Board of Directors and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director.

5.                                      MEASURES FOR RECEIVING SHAREHOLDER FEEDBACK

All publicly disseminated materials of Franco-Nevada shall provide for a mechanism for feedback from shareholders.  Persons designated to receive such information shall be required to provide a summary of the feedback to the Board of Directors on a semi-annual basis or at such other interval as they see fit.  Specific procedures for permitting shareholder feedback and communication with the Board will be prescribed by Franco-Nevada’s disclosure policy approved by the Board.

6.                                      MEETINGS

The Board of Directors will meet not less than four times per year: three meetings to review quarterly results and one prior to the issuance of the annual financial results of Franco-Nevada.

7.                                      INDEPENDENT ADVICE

In discharging its mandate, the Board of Directors shall have the authority to retain and receive advice from, special legal, accounting or other advisors and outside consultants if appropriate.

8.                                      EXPECTATIONS OF MANAGEMENT OF FRANCO-NEVADA

Management shall be required to report to the Board of Directors at the request of the Board on the performance of Franco-Nevada, management’s concerns and any other matter the Board or its Chair may deem appropriate.  In addition, the Board expects management to promptly report to the Chair of the Board any significant developments, changes, transactions or proposals respecting Franco-Nevada.

9.                                      ANNUAL EVALUATION

At least annually, the Board of Directors through the Compensation and Corporate Governance Committee shall, in a manner it determines to be appropriate:

(a)          conduct a review and evaluation of the performance of the Board and its members, its committees and their members, including the compliance of the Board with this mandate and of the committees with their respective charters; and

(b)         review and assess the adequacy of this mandate on an annual basis.